UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        October         , 2003
                 -----------------------
Commission File Number:  001-13196
                         -----------------

                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
 -------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F |X|                 Form 40-F  __
           ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:



               Item
               ----

          1. Press Release, dated October 23, 2003, announcing Registrant's Results for the Third Quarter of 2003


          2. Consolidated Financial Statements of Registrant as of September 30, 2003 and 2002, in the format required to be filed with the Mexican Stock Exchange

                                                                          Item 1

[Desc closed the sale of its Adhesives and Waterproofing Businesses] [2 Photographs]

Contacts:

  In Mexico:                                       In New York:
  Marisol Vazquez Mellado                          Blanca HiBlanca Hirani
  Alejandro de la Barreda Gomez                    Melanie CMelanierCarpenter
  Tel: 5255-5261-8037                              Tel: 212-Phone:9212-406-3693
  alejandro.delabarreda@desc.com.mx                bhirani@i-advize.com
  www.desc.com.mx                                  --------------------
  ---------------

                    DESC CLOSED THE SALE OF ITS ADHESIVES AND
                            WATERPROOFING BUSINESSES

Mexico City, October 2nd, 2003 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announces the closing of the sale of its adhesive and waterproofing businesses, of the consumer products division, to Henkel Group. The amount of this transaction will not be disclosed.

The proceeds will be used primarily to reduce bank debt and strengthen the financial structure of the company.

The adhesives business includes the following brands: Resistol(TM), Resistolito(TM) and Simon(TM) and the waterproofing business includes:
Fester(TM), Acriton(TM) and Resikon(TM) brands.

DESC, S.A. DE C.V. (NYSE: DES; BMV: DESC) is one of Mexico's largest industrial groups with sales of approximately US$ 2.0 billion during 2002 and more than 16,000 employees. Through its subsidiaries, the Company is a leading operator in the Autoparts, Chemical, Food and Real Estate Sectors.

This press release contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that reflect the current views of Desc's management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," and "should" and similar expressions generally are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and changes in circumstances. Actual results may differ materially from present expectations as a result of many factors, including, but not limited to, changes in global and domestic political, economic, business, competitive, market and regulatory factors, the cyclicality of the autoparts and chemicals industries and other factors which are described under the heading "Risk Factors" in Desc's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Desc does not assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

                                                                          ITEM 1
                                                                          ------

                                                                     [DESC LOGO]
                                                                     -----------

                    DESC ANNOUNCES THIRD QUARTER 2003 RESULTS
                    -----------------------------------------

Mexico City, October 23, 2003 - Desc, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today its results for the third quarter ended September 30, 2003
(3Q03). All figures were prepared according to generally accepted accounting principles in Mexico.

                                   HIGHLIGHTS
                                   ----------

Desc's operating results for 3Q03 declined when compared to 3Q02; operating income dropped by 63.0% and EBITDA declined by 32.1% mainly due to the following factors:

     o Lower demand from OEMs due to temporary shutdowns and the elimination of sales to DaimlerChrysler due to the closing of its plant in Mexico City, which affected the pick-up boxes and stamping, axles and propeller shafts businesses.

     o Higher raw material costs in the Chemical Sector, which affected the polymers and specialities products divisions.

     o Strong results in the Real Estate Sector due to sales in the Bosques de Santa Fe and Punta Mita projects.

Desc sold its adhesives and waterproofing businesses in September of 2003, the proceeds of which will be used to strengthen its financial structure.


                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                      -----------------------------------
                         TABLE 1. CONSOLIDATED FIGURES
       Figures in millions of constant Pesos (Ps.) and U.S. dollars (US$)


------------------------------------------------------------------------------------------------------------------------------
                                                                                 3Q03                            3Q03
                                                                                  vs.                             vs.
                                                     3Q03         3Q02           3Q02             2Q03           2Q03
------------------------------------------------------------------------------------------------------------------------------
                  Sales (Ps.)(3)                     5,262        5,064           3.9%           5,808           -9.4%
------------------------------------------------------------------------------------------------------------------------------
                  SALES (US$)(1)                      488          490           -0.4%            550           -11.2%
------------------------------------------------------------------------------------------------------------------------------
                  EXPRTS (US$)(2)                     217          222           -2.2%            212            2.2%
------------------------------------------------------------------------------------------------------------------------------
             Operating Income (Ps.)(3)                146          374           -61.1%           447           -67.4%
------------------------------------------------------------------------------------------------------------------------------
             OPERATING INCOME (US$)(1)                13           36            -63.0%           42            -68.6%
------------------------------------------------------------------------------------------------------------------------------
                Operating Margin                     2.7%         7.3%                           7.7%
------------------------------------------------------------------------------------------------------------------------------
                 EBITDA4 (Ps.)(3)                     491          693           -29.2%           780           -37.0%
------------------------------------------------------------------------------------------------------------------------------
                 EBITDA4 (US$)(1)                     45           67            -32.1%           74            -38.5%
------------------------------------------------------------------------------------------------------------------------------
           Net Majority Income (Ps.)(3)              -384         -179             NA             126             NA
------------------------------------------------------------------------------------------------------------------------------
           NET MAJORITY INCOME (US$)(1)               -36          -18             NA             12              NA
------------------------------------------------------------------------------------------------------------------------------


(1) Figures in U.S. dollars for sales, operating income, EBITDA and net income are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

(2) All export figures are based on real sales invoiced in U.S. dollars.

(3) All figures in this report are expressed in constant pesos as of September 30, 2003.

(4) "EBITDA" as used in this Press Release is Operating Income (Loss) plus the sum of Depreciation and Amortization (these under Mexican GAAP), and is presented because we believe that this term provides useful information regarding our debt service ability. "EBITDA" should not be considered in isolation or as a substitute for our consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. NOTE: Please refer to the end of this release to the Non GAAP Financial reconciliation Schedule.

                                                      THIRD QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

SALES
-----

Sales in dollars for 3Q03 declined 0.4% to US $488 million when compared to US $490 million reported in 2Q03, due to lower sales in the Automotive Sector.

Year-over-year, sales from the Automotive Sector decreased by 12.9% due to the decline in vehicle demand from Mexico and the U.S. In the Chemical Sector, sales dropped 1.1% as a result of pressures from increased competition, as well as a decrease of construction, particularly for public works.

In the Food Sector, the 16.6% increase in revenues was mainly due to improved results in the branded products division and the closing of the pork business in the Bajio operations during the 3Q02.

In the Real Estate Sector, sales increased 49.4% YoY due to higher revenues in the Bosques de Santa Fe and Punta Mita Projects.

GRAPH 1 - NET SALES 3Q03

  Sector                                Net Sales 2Q03 (%)
  ------                                ------------------
  CHEMICAL                              38%
  AUTOMOTIVE                            37%
  FOOD                                  18%
  REAL ESTATE                           7%

EXPORTS
-------

Total exports during 3Q03 reached US $217 million, a 2.2% decline compared to the figure reported during 3Q02. This decrease was a result of a negative effect to the Automotive Sector, which declined by 6.1%, due to the Mexican exportation platforms.

During the third quarter of 2003, exports represented 44.5% of total sales.

OPERATING INCOME AND OPERATING MARGIN
-------------------------------------

Year-over-Year, consolidated operating income in dollars dropped 63.0% from US $36 million to US $13 million, due to lower results in the Automotive, Chemical and Food Sectors, which posted declines of 99.2%, 57.2% and 61.9%, respectively. These were mainly due to lower demand from the U.S. market, the closing of the DaimlerChrysler operations in 2002, and the increase in raw material prices experienced during the quarter in the Chemical Sector.

On the other hand, the Real Estate Sector registered an increase in its operating income in dollars of 251.6% to US $9.0 million in 3Q03 from US $3.0 million in 3Q02.

TAXES
-----

During the quarter, tax provisions reached US $5 million, which included Income and Asset Taxes and Employee Profit Sharing, a 67.0% decline compared to 3Q02, reflecting a lower operating result. The net amount of deferred taxes was US $(3.5) million.

NET MAJORITY INCOME (LOSS)
--------------------------

Net majority loss for 3Q03 was US $36 million mainly due to a higher exchange rate loss caused by a near 9.0% depreciation of the peso versus the dollar during the quarter compared with the 3Q02, as well as a lower operating result.


                                WWW.DESC.COM.MX

                                                      THIRD QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

DEBT STRUCTURE
--------------

Quarter-over-quarter, Desc posted a US $20 million net debt decrease, mainly due to the divestiture of the adhesives and waterproofing material businesses in the Chemical Sector. This was partially offset by debt derived from working capital requirements in the Autoparts and Chemical Sectors.

Year-over-year, the Company's net debt increased by 5.1% to US $967 million.

                             TABLE 2. DEBT BREAKDOWN
                             -----------------------
                      (Figures in millions of U.S. dollars)


---------------------------------------------------------------------------------------------------------------------
                                        Sep 30-        Dec 31-          Mar 31-         Jun 30-         Sep 30-
                                          02              02             03               03              03
---------------------------------------------------------------------------------------------------------------------
Cash                                     163             232             103              82              117
---------------------------------------------------------------------------------------------------------------------
Total Debt                             1,083           1,178           1,082           1,069            1,084
---------------------------------------------------------------------------------------------------------------------
Net Debt                                 920             946             979             987              967
---------------------------------------------------------------------------------------------------------------------
Interest Coverage                        3.8x            3.4x            3.0x            3.0x             2.7x
---------------------------------------------------------------------------------------------------------------------
Leverage Ratio*                          3.4x            4.4x            4.9x            4.9x             5.5x
---------------------------------------------------------------------------------------------------------------------
Leverage Ratio**                         3.3x            4.2x            4.7x            4.6x             5.1x
---------------------------------------------------------------------------------------------------------------------
*TOTAL DEBT - CASH + US $50 MILLION / EBITDA LAST 12 MONTHS.
**TOTAL DEBT - CASH  / EBITDA LAST 12 MONTHS.


At the end of the third quarter of 2003, Desc's debt composition was 70% dollar-denominated and 30% peso-denominated. Desc's debt profile at the end of the 3Q03 is 71% in long-term debt and 29% in short-term debt. The average cost of debt was 5.0% for the dollar-denominated, and 7.4% for the peso-denominated one, compared to 4.8% and 8.5%, respectively in 3Q02.

DEBT REFINANCING
----------------

Desc is in the process of renegotiating approximately 70% of its total consolidated debt, the equivalent of approximately US $700 million, with its main creditors. This amount includes approximately US $410 million in syndicated loans and short-term credit lines, mainly for working capital needs.

Given that during the first three quarters of 2003, Desc failed to meet the leverage ratio covenant in its two syndicated credit agreements, it initiated discussions with the applicable financial institutions beginning last quarter in order to resolve the default. To date, Desc has complied and met with all other credit obligations and principal and interest payments under its credit agreements.

Once this process is completed, the restructuring will give Desc greater financial flexibility and enable it to comply with the conditions stipulated in its credit agreements. This refinancing is led by Citigroup, BBVA Bancomer and Inbursa Grupo Financiero.

To date, Desc has met with these banks and all of its creditors in New York and in Mexico City. Desc expects to conclude these negotiations in the next few months.

As part of this renegotiation, the Board of Directors approved the granting of certain guarantees, the commitment of satisfying new financial ratios and the allocation of part of the proceeds from the sale of assets to prepay the bank debt once the restructuring process is concluded, and as result cash levels will experience a significant decline.



                                WWW.DESC.COM.MX

                                                      THIRD QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

DIVESTITURES
------------

In the third quarter of 2003, Desc sold the assets of its adhesives and waterproofing businesses in the Branded Products Division to the Henkel Group. The amount of the transaction will not de disclosed. The proceeds of this transaction will be used to strengthen the Company's financial structure.


ADOPTION OF BULLETIN C-15 "VALUATION AND TREATMENT OF LONG-TERM ASSET
---------------------------------------------------------------------
DETERIORATION"
--------------

The objective of this Bulletin is to identify the possible deterioration of tangible and intangible fixed assets and goodwill amortization. It establishes the criteria for recognizing losses in these items, and the manner in which to present them in the financial statements, including discontinued operations.

Long term assets are those assets needed for operating the business, including those expecting to provide future benefits (cash flow), be it operational or corporate.

Due to the fact that it will be mandatory to apply Bulletin C-15 starting in 2004, the Company has initiated the process of valuing its different assets and expects there to be a relevant charge in the Income Statement once this valuation is completed.



                                WWW.DESC.COM.MX

                                                      THIRD QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

RESULTS BY SECTOR
-----------------

AUTOMOTIVE SECTOR [AUTOMOTRIZ LOGO]
The following table (Table 3) shows the figures obtained in the Automotive
Sector.

                        TABLE 3. DESC AUTOMOTIVE FIGURES
                        --------------------------------
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))


------------------------------------------------------------------------------------------------------------------------------
                                                                                 3Q03                            3Q03
                                                                                  vs.                             vs.
                                                     3Q03         3Q02           3Q02             2Q03           2Q03
------------------------------------------------------------------------------------------------------------------------------
                   Sales (Ps.)                      1,910        2,100            -9.1%         1,863            2.5%
------------------------------------------------------------------------------------------------------------------------------
                   SALES (US$)                        177          203           -12.9%           176            0.4%
------------------------------------------------------------------------------------------------------------------------------
                  EXPORTS (US$)                       121          128            -6.1%           120            0.6%
------------------------------------------------------------------------------------------------------------------------------
             Operating Income (Ps.)                   2.3          156           -98.5%            42          -94.5%
------------------------------------------------------------------------------------------------------------------------------
             OPERATING INCOME (US$)                   0.1          15            -99.2%             4          -97.0%
------------------------------------------------------------------------------------------------------------------------------
                Operating Margin                     0.1%         7.4%                            2.3%
------------------------------------------------------------------------------------------------------------------------------
                 EBITDA (Ps.) (1)                    188          332           -43.6%           226          -17.2%
------------------------------------------------------------------------------------------------------------------------------
                  EBITDA (US$) (1)                    17           32            -46.1%            21          -19.2%
------------------------------------------------------------------------------------------------------------------------------

(1) All EBITDA figures used in this report are calculated as Operating Income
(Loss) plus the sum of Depreciation and Amortization (according to Mexican
GAAP). This information is included since it is useful for our credit contracts. EBITDA should not substitute income or cash flow in our Consolidated Income Statement or any other Financial Statement prepared according to Mexican GAAP.

NOTE: Please refer to the end of this release to the Non GAAP Financial Reconciliation Schedule.


During 3Q03, sales and operating income in dollars declined by 12.9% and 99.2%, respectively, compared to 3Q02 as a result of:

          a) Lower sales in the axle, propeller shaft and pick-up box businesses due to the closing of the DaimlerChrysler plant in Mexico City. In the aluminum and steel wheel, cv joint and light and heavy duty transmission businesses, the declines were due to lower orders from OEMs in the United States and Mexico.

          b) OEMs such as GM, Ford, RenaultNissan and VW continued having technical shutdowns during the quarter due to high inventory levels.

          c) The domestic aftermarket division posted lower sales in the piston business due to the reuse of these components.

          d) Mexico's total vehicle production as of September 30, 2003 was 1,214,564 units, which represents a 15.0% decline compared to the same period of 2002.

          e) Total vehicle production in the United States, from January through September 2003, was 9,056,709 units, which represents a 3.0% decline versus the same period of 2002.


These factors caused operating income to reach US $0.1 million, with an operating margin of 0.1% and EBITDA of US $17 million.

During the third quarter the implementation of the Tractor Project continued. This project which consists of manufacturing components for axles, half-axles and output shafts contributed sales of US $42.7 million during 2003 and US$ 17.4 million during 3Q03.

The increases in volumes year-over-year are listed below:

                    |X| pins 42.6% and,
                    |X| propeller shafts 27.3%.


                                WWW.DESC.COM.MX

                                                      THIRD QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

Year-over-year, the most significant volume reductions were in the following businesses:

                    |X| pick-up boxes 100.0%,
                    |X| aluminum wheels 33.7%,
                    |X| steel wheels 29.5%,
                    |X| heavy-duty transmissions 27.1%,
                    |X| light transmissions 20.5% and,
                    |X| pistons 16.0%.

Export sales reached US $121 million, a 6.1% decline compared to the same quarter in 2002.

The average capacity utilization in the transmission, stamping, axle and propeller shaft businesses reached approximately 54%.


During 3Q03, investments were made in the following projects:

               1. Tractor Project - US $4.2 million to complete the installation and validation of the machinery which was moved from the United States to Queretaro and the State of Mexico,

               2. CV joint plant - US $1.6 million invested in expansion and maintenance of production lines, and,

               3. Maintenance - US $3.0 million for maintenance of the remaining operations.


OTHER EVENTS
------------

Starting in the third quarter of 2003, due to its high manufacturing quality, the gear business began supplying components for the front axle to BMW North America for its X5 platform as well as components for the front axle to Nissan for its ZW platform.



                                WWW.DESC.COM.MX

                                                      THIRD QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

CHEMICAL SECTOR
---------------
Table 4 shows the figures obtained in the Chemical Sector.


                        TABLE 4. CHEMICAL SECTOR FIGURES
                        --------------------------------
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))


-----------------------------------------------------------------------------------------------------------------------------
                                                                                 3Q03                           3Q03
                                                                                  vs.                            vs.
                                                    3Q03          3Q02           3Q02           2Q03            2Q03
------------------------------------------------------------------------------------------------------------------------------
                   Sales (Ps.)                      1,971        1,914            3.0%          1,894           4.1%
------------------------------------------------------------------------------------------------------------------------------
                   SALES (US$)                        183          185           -1.1%            179           2.1%
------------------------------------------------------------------------------------------------------------------------------
                  EXPORTS (US$)                        69           68            2.3%             66           5.0%
------------------------------------------------------------------------------------------------------------------------------
             Operating Income (Ps.)                    52          119          -56.1%             54           -3.1%
------------------------------------------------------------------------------------------------------------------------------
             OPERATING INCOME (US$)                     5           11          -57.2%              5           -4.3%
------------------------------------------------------------------------------------------------------------------------------
                Operating Margin                      2.7%         6.2%                           2.9%
------------------------------------------------------------------------------------------------------------------------------
                  EBITDA (Ps.) (1)                    139          208          -33.1%            139            0.5%
------------------------------------------------------------------------------------------------------------------------------
                  EBITDA (US$) (1)                     13           20          -35.3%             13           -1.2%
------------------------------------------------------------------------------------------------------------------------------


(1) "EBITDA" as used in this Press Release is Operating Income (Loss) plus the sum of Depreciation and Amortization (these under Mexican GAAP), and is presented because we believe that this term provides useful information regarding our debt service ability and other internal financial analysis. "EBITDA" should not be considered in isolation or as a substitute for our consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity.

NOTE: Please refer to the end of this release to the Non GAAP Financial reconciliation Schedule.

During 3Q03, dollar sales declined slightly, 1.1% compared to 3Q02, from US $185 million to US $183 million. Operating income and EBITDA in dollars declined 57.2% and 35.3%, respectively, compared to 3Q02 due to the increases in raw material prices affecting mainly the polymers and specialized products businesses.

It is worth noting that during the third quarter of 2003, the ecosystems division which consists of the phosphate and laminates businesses improved its operating income and EBITDA in dollars by 11.3% and 1.2%, respectively, when compared to 3Q02 due to improvements in the phosphates business, resulting from improvements in the operation and in raw material prices.

Exports for the quarter increased 2.3%, from US $68 million in 3Q02, to US $69 million in 3Q03, demonstrating the market diversification effort done by our divisions.

During 3Q03 Desc continued to experience pressure from our clients to maintain prices of our finished products.

Compared to 3Q02, Desc's main raw materials such as butadiene monomer, natural gas, acetocyanohidrine and high sulfate full oil (HSFO) registered price increases of 36.8%, 61.6%, 20.5% and 20.6%, respectively. These raw material price increases have not been entirely passed on to final prices due to the current market conditions.

Capex reached US $2.8 million, allocated to meet future demand in the rubber business for polymers and specialties products.



                                WWW.DESC.COM.MX

                                                      THIRD QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

FOOD SECTOR [FOOD SECTOR LOGO]
------------------------------
Table 5 shows the figures obtained in the Food Sector.

                          TABLE 5. FOOD SECTOR FIGURES
                          ----------------------------
      (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))



---------------------------------------------------------------------------------------------------------------------------------
                                                                                       3Q03                            3Q03
                                                                                        vs.                             vs.
                                                        3Q03             3Q02          3Q02             2Q03           2Q03
-------------------------------------------------- ---------------- --------------- -------------- --------------- ---------------
                   Sales (Ps.)                          957              787           21.7%            902             6.1%
-------------------------------------------------- ---------------- --------------- -------------- --------------- ---------------
                  SALES (US $)                           89               76           16.6%             85             4.1%
-------------------------------------------------- ---------------- --------------- -------------- --------------- ---------------
                 EXPORTS (US $)                          27               26            4.9%             26             2.4%
-------------------------------------------------- ---------------- --------------- -------------- --------------- ---------------
             Operating Income (Ps.)                      40              101          -60.7%             25            57.9%
-------------------------------------------------- ---------------- --------------- -------------- --------------- ---------------
             OPERATING INCOME (US $)                      4               10          -61.9%              2            53.5%
-------------------------------------------------- ---------------- --------------- -------------- --------------- ---------------
                Operating Margin                        4.1%            12.6%                           2.8%
-------------------------------------------------- ---------------- --------------- -------------- --------------- ---------------
                  EBITDA (Ps.) (1)                       81              131          -38.0%             65            24.3%
-------------------------------------------------- ---------------- --------------- -------------- --------------- ---------------
                  EBITDA (US$) (1)                        8               13          -40.1%              6            21.5%
-------------------------------------------------- ---------------- --------------- -------------- --------------- ---------------

(1) "EBITDA" as used in this Press Release is Operating Income (Loss) plus the sum of Depreciation and Amortization (these under Mexican GAAP), and is presented because we believe that this term provides useful information regarding our debt service ability and other internal financial analysis. "EBITDA" should not be considered in isolation or as a substitute for our consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity.

NOTE: Please refer to the end of this release to the Non GAAP Financial reconciliation Schedule.

The following table provides the operating margins of the branded products and pork businesses:

                     TABLE 6. FOOD SECTOR - RELEVANT FIGURES
                     ---------------------------------------
*The Pork Business figures include the effect of the closing of the Bajio region operations in the 3Q02.

The results by division are as follows:


----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  3Q03
                                                                                                                   vs.
                                                       3Q03                             3Q02                      3Q02
----------------------------------------------------------------------------------------------------------------------------------
BRANDED PRODUCTS
----------------------------------------------------------------------------------------------------------------------------------
Sales (millions of US$)                                  57                              51                        11.0%
----------------------------------------------------------------------------------------------------------------------------------
Operating Margin                                        4.7%                            7.9%
----------------------------------------------------------------------------------------------------------------------------------
PORK BUSINESS
----------------------------------------------------------------------------------------------------------------------------------
Sales (millions of US$)                                  32                              25                        27.8%
----------------------------------------------------------------------------------------------------------------------------------
Operating Margin                                        3.1%                           22.2%
----------------------------------------------------------------------------------------------------------------------------------
FOOD CONSOLIDATED
----------------------------------------------------------------------------------------------------------------------------------
Sales (millions of US$)                                  89                              76                        16.6%
----------------------------------------------------------------------------------------------------------------------------------
Operating Margin                                        4.1%                           12.6%
----------------------------------------------------------------------------------------------------------------------------------

                                WWW.DESC.COM.MX

                                                      THIRD QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

BRANDED PRODUCTS

During 3Q03, net sales increased 11.0% when compared to 3Q02, due to the strong performance of "Del Fuerte" brand tomato puree, "Embasa" brand ketchup and higher exports to the U.S. in the coffee business, as well as the price increases in the majority of categories in the domestic market.

In ASF (Authentic Specialty Foods), the branded products business in the U.S., the new products launched under the "La Victoria" and "Embasa" brands have been well accepted. In Mexico, the chiles and salsas "Del Fuerte" continue increasing its sales, as well as higher sales of "Zuko" brand powdered beverage mix, have offset the drop in demand stemming from lower economic activity in the U.S. and Mexico.

The numbers reported for 3Q02 were not representative and demonstrated an extraordinary behavior due to an adjustment of inventories. As a result of this, the operating margin in the branded products division declined from 7.9% in 3Q02 to 4.7% in 3Q03.


PORK BUSINESS

During the quarter, sales in the Pork Business increased 27.8% when compared to 3Q02.

The operating margin in the 3Q03 was 3.1% compared to 22.2% reported in 3Q02 due to the closing of the Bajio operation in 2002. For this reason sales figures and operating margin are not comparable.

Considering pork operations in the Bajio during the 3Q02, operating margin improved from -10.4% to 3.1% in the 3Q03, based on Pork price increases, from $10.90 per kg in 3Q02 to $13.10 per kg in 3Q03.

Capacity utilization remained at 100% in the Southeast region, due to a high demand.

Investments in fixed assets reached US $0.22 million, which was allocated to equipment to maintain and modify the infrastructure of farms.

Graph 2: National Pork Price
[Graph Displaying National Pork Prices. Source is national market information systems (SECOFI).]



                                WWW.DESC.COM.MX

                                                      THIRD QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

REAL ESTATE SECTOR [REAL ESTATE SECTOR LOGO]

Following are the results for the Real Estate Sector for the third quarter of 2003:

                              TABLE 7. DINE FIGURES
                              ---------------------
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)


-----------------------------------------------------------------------------------------------------------------------------
                                                                                3Q03                             3Q03
                                                                                 vs.                              vs.
                                                    3Q03          3Q02          3Q02             2Q03            2Q03
------------------------------------------------------------------------------------------------------------------------------
                  Sales (Ps.)                        393           251            56.8%          1,136          -65.4%
------------------------------------------------------------------------------------------------------------------------------
                  SALES (US $)                        36            24            49.4%            107          -66.4%
------------------------------------------------------------------------------------------------------------------------------
             Operating Income (Ps.)                   99            27            264.2%           349          -71.6%
------------------------------------------------------------------------------------------------------------------------------
            OPERATING INCOME (US $)                    9             3            251.6%            33          -72.5%
------------------------------------------------------------------------------------------------------------------------------
                Operating Margin                    24.9%         10.6%                           30.5%
------------------------------------------------------------------------------------------------------------------------------
                 EBITDA (Ps.) (1)                    105            37            181.3%           355           -70.3%
------------------------------------------------------------------------------------------------------------------------------
                 EBITDA (US$) (1)                     10             4            170.3%            33           -71.2%
------------------------------------------------------------------------------------------------------------------------------


(1) "EBITDA" as used in this Press Release is Operating Income (Loss) plus the sum of Depreciation and Amortization (these under Mexican GAAP), and is presented because we believe that this term provides useful information regarding our debt service ability and other internal financial analysis. "EBITDA" should not be considered in isolation or as a substitute for our consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity.

NOTE: Please refer to the end of this release to the Non GAAP Financial reconciliation Schedule.

Sales in 3Q03 reached US $36 million, an increase of 49.4% when compared to 3Q02, driven mainly by the residential project Bosques de Santa Fe.

Operating margin for 3Q03 was 24.9%, compared to 10.6% during 3Q02 due to greater sales and lower operating expenses during the quarter.

Sales for the 3Q03 were as follows:

                    |X|  Bosques de Santa Fe 63.7%,
                    |X|  Punta Mita 14.3%,
                    |X| Completed inventory (Bosques de las Lomas) 12.5% and, |X| Commercial lots 9.5%.


During this quarter, the Real Estate Sector sold 11 residential lots and one lot for the development of apartments in the Bosques de Santa Fe project. With these sales, 86% of the single-family and 57% of the multi-family residential lots have been sold.

In Punta Mita, Desc we completed the sale of 2 beachfront lots and one lot for the expansion of the Four Seasons Hotel. Investments in this project during the quarter were US $0.5 million.

In Arcos Bosques, the construction of North Building "C" continued on schedule and within budget and is set for completion before year-end. During the quarter, US $2.1 million were invested in the project.


                                WWW.DESC.COM.MX

                                                      THIRD QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

                        CONTACTS: MARISOL VAZQUEZ-MELLADO
                                  ALEJANDRO DE LA BARREDA / CAROLINA RENDON
                                  TEL.: (5255) 5261 8037
                                  ALEJANDRO.DELABARREDA@MAIL.DESC.COM.MX


                             ** TABLES TO FOLLOW **

                                                      THIRD QUARTER 2003 RESULTS
--------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
                                                             FINANCIAL INDICATORS

                                         3Q03       2Q03         1Q03        4Q02         3Q02        2Q02
---------------------------------------------------------------------------------------------------------------
Interest Coverage                        2.7x        3.0x         3.0x        3.3x        3.8x         3.8x
----------------------------------------------------------------------------------------------------------------
Short-term debt                           29%         27%         23%         28%          20%          26%
----------------------------------------------------------------------------------------------------------------
Long-term debt                            71%         73%         77%         72%          80%          74%
----------------------------------------------------------------------------------------------------------------
Peso-denominated debt                     30%         32%         31%         39%          32%          31%
----------------------------------------------------------------------------------------------------------------
Dollar-denominated debt                   70%         68%         69%         61%          68%          69%
----------------------------------------------------------------------------------------------------------------



       ------------------------------------------------------------------------
                                        SHARES OUTSTANDING
       ------------------------------------------------------------------------
       "A" Shares                        587,479,900               42.9%
       ------------------------------------------------------------------------
       "B" Shares                        506,257,866               37.0%
       ------------------------------------------------------------------------
       "C" Shares                        275,341,610               20.1%
       ------------------------------------------------------------------------
               TOTAL                   1,369,079,376              100.0%
       ------------------------------------------------------------------------


To reconcile all Non GAAP items the following tables, which include Depreciation and Amortization figures, are provided:

                     NON GAAP RECONCILIATION SCHEDULE TABLES
                     ---------------------------------------
                       DESC, S.A. DE C.V. AND SUBSIDIARIES
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          3Q03                               3Q03
                                                                                           vs.                                vs.
                                                    3Q03            3Q02                  3Q02               2Q03            2Q03
------------------------------------------------------------------------------------------------------------------------------------
Operating Profit/ (Loss) pesos                       146             374                 -61.1%               447            -67.4%
------------------------------------------------------------------------------------------------------------------------------------
Operating Profit US $                                13               36                 -63.0%               42             -68.6%
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization pesos                  345             319                  8.2%                333             3.6%
------------------------------------------------------------------------------------------------------------------------------------
Depreciation y Amortization US $                     32               31                  3.2%                32              0.0%
------------------------------------------------------------------------------------------------------------------------------------
EBITDA pesos                                         491             693                 -29.2%               780            -37.0%
------------------------------------------------------------------------------------------------------------------------------------
EBITDA US $                                          45               67                 -32.1%               74             -38.5%
------------------------------------------------------------------------------------------------------------------------------------

                                AUTOMOTIVE SECTOR
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          3Q03                               3Q03
                                                                                           vs.                                vs.
                                                    3Q03            3Q02                  3Q02               2Q03            2Q03
------------------------------------------------------------------------------------------------------------------------------------
Operating Profit/ (Loss) pesos                       2.3             156                 -98.5%               42             -94.5%
------------------------------------------------------------------------------------------------------------------------------------
Operating Profit US $                                0.1              15                 -99.2%                4             -97.0%
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization pesos                  186             176                  5.5%                184             0.9%
------------------------------------------------------------------------------------------------------------------------------------
Depreciation y Amortization US $                     17               17                  -0.6%               17             -0.6%
------------------------------------------------------------------------------------------------------------------------------------
EBITDA pesos                                         188             332                 -43.6%               226            -17.2%
------------------------------------------------------------------------------------------------------------------------------------
EBITDA US $                                          17               32                 -46.1%               21             -19.2%
------------------------------------------------------------------------------------------------------------------------------------




                                WWW.DESC.COM.MX

                                                      THIRD QUARTER 2003 RESULTS
--------------------------------------------------------------------------------


                                 CHEMICAL SECTOR
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      3Q03                                  3Q03
                                                                                       vs.                                   vs.
                                                    3Q03             3Q02             3Q02                 2Q03             2Q03
-----------------------------------------------------------------------------------------------------------------------------------
Operating Profit/ (Loss) pesos                       52              119              -56.1%               54               -3.1%
-----------------------------------------------------------------------------------------------------------------------------------
Operating Profit US $                                 5               11              -57.2%                5               -4.3%
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization pesos                  87               89               -2.4%                85               2.7%
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation y Amortization US $                      8               9                -6.1%                 8               0.7%
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA pesos                                         139             208              -33.1%               139               0.5%
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA US $                                          13               20              -35.3%               13               -1.2%
-----------------------------------------------------------------------------------------------------------------------------------

                                   FOOD SECTOR
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      3Q03                                  3Q03
                                                                                       vs.                                   vs.
                                                    3Q03             3Q02             3Q02                 2Q03             2Q03
-----------------------------------------------------------------------------------------------------------------------------------
Operating Profit/ (Loss) pesos                       40              101             -60.7%                 25              57.9%
-----------------------------------------------------------------------------------------------------------------------------------
Operating Profit US $                                 4               10             -61.9%                  2              53.5%
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization pesos                  41               30              37.7%                 40               3.3%
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation y Amortization US $                      4               3               30.8%                  4               1.4%
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA pesos                                         81              131             -38.0%                 65              24.3%
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA US $                                           8               13             -40.1%                  6              21.5%
-----------------------------------------------------------------------------------------------------------------------------------

                               REAL ESTATE SECTOR
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      3Q03                                  3Q03
                                                                                       vs.                                   vs.
                                                    3Q03             3Q02             3Q02                 2Q03             2Q03
-----------------------------------------------------------------------------------------------------------------------------------
Operating Profit/ (Loss) pesos                       99               27              264.2%               349             -71.6%
-----------------------------------------------------------------------------------------------------------------------------------
Operating Profit US $                                 9                3              251.6%                33             -72.5%
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization pesos                   6               10              -37.8%                 6              -1.7%
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation y Amortization US $                    0.6              1.0              -39.8%               0.6              -3.3%
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA pesos                                        105               37              181.3%               355             -70.3%
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA US $                                         10                 4              170.3%                33             -71.2%
-----------------------------------------------------------------------------------------------------------------------------------

                                WWW.DESC.COM.MX

                                                      THIRD QUARTER 2003 RESULTS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                           Consolidated Balance Sheet
            (In millions of constant pesos, as of September 30, 2003)



                                                                                          3Q03              3Q02              %
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and Short Term Investments                                                            1,278            1,776           -28.1%
Account and Documents Receivable                                                           6,214            4,559            36.3%
Inventories and Other Assets                                                               3,088            3,174            -2.7%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                      10,580            9,509            11.3%
------------------------------------------------------------------------------------------------------------------------------------
Land held for development and real estate projects                                         3,660            4,161           -12.0%
Fixed Assets                                                                              12,507           13,430            -6.9%
Investments in shares of Subsidiaries Non Consolidated                                        43              123           -64.9%
Other Assets                                                                               2,790            2,804            -0.5%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                              29,580           30,027            -1.5%
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current Liabilities:
Banks Loans                                                                                3,491            2,227            56.7%
Suppliers                                                                                  1,874            1,986            -5.6%
Taxes to be paid                                                                             698              773            -9.7%
Other Liabilities                                                                          1,646            2,036           -19.1%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                  7,709            7,022             9.8%
------------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                             8,353            9,043            -7.6%
Deferred taxes                                                                             1,391              799            74.1%
Other                                                                                        580              501            15.7%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                         18,033           17,365             3.8%
------------------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Capital Stock                                                                                 18               18             0.0%
Paid-in Surplus                                                                            1,170            1,170             0.0%
Retained Earnings and Capital Reserve                                                     20,387           21,173            -3.7%
Other                                                                                    -13,897          -13,644             1.9%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL MAJORITY INTEREST                                                                    7,678            8,717           -11.9%
------------------------------------------------------------------------------------------------------------------------------------
Minority Interest                                                                          3,869            3,945            -1.9%
TOTAL STOCKHOLDERS' EQUITY                                                                11,547           12,662            -8.8%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                29,580           30,027            -1.5%
-----------------------------------------------------------------------------------------------------------------------------------



                                WWW.DESC.COM.MX

                                                      THIRD QUARTER 2003 RESULTS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                         Consolidated Income Statements
            (In millions of constant pesos, as of September 30, 2003)



-------------------------------------------------------------------------------------------------------------------------
                                                                        3Q03                 3Q02                  Var.
-------------------------------------------------------------------------------------------------------------------------

Net Sales                                                              5,262                5,064                  3.9%
Cost of Sales                                                          4,115                3,772                  9.1%
-------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                           1,147                1,292                -11.2%
-------------------------------------------------------------------------------------------------------------------------

Operating Expenses:
Administrative and Selling Expenses                                    1,001                  918                  9.1%
-------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                         146                  374                -61.1%
-------------------------------------------------------------------------------------------------------------------------

Interest Expense                                                         245                  259                 -5.6%
Interest Income                                                         (11)                 (55)                -80.7%
Exchange Gain (loss), net                                                303                  190                 59.7%
Gain on Monetary Position                                               (71)                (103)                -31.1%
-------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE FINANCIAL RESULT                                           466                  291                 60.3%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
OTHER EXTRAORDINARY INCOME OR EXPENSES                                    33                  272                -87.9%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE PROVISIONS                                               (352)                (189)                 87.1%
-------------------------------------------------------------------------------------------------------------------------

Provisions for:


Income and Asset Tax                                                      35                  126                -72.3%

Employee Profit Sharing                                                   19                   29                -36.9%
Deferred Income Taxes                                                   (36)                (128)                -71.6%

-------------------------------------------------------------------------------------------------------------------------
TOTAL TAXES                                                               18                   27                -38.1%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
NET CONSOLIDATED INCOME                                                (370)                (216)                 71.2%
-------------------------------------------------------------------------------------------------------------------------

Minority Interest                                                         14                 (37)               -138.7%

-------------------------------------------------------------------------------------------------------------------------
MAJORITY NET INCOME                                                    (384)                (179)                114.5%
-------------------------------------------------------------------------------------------------------------------------

12 months Net Income per Share                                        (0.98)               (0.35)                    NA

Number of shares outstanding:
(Millions of shares)                                                   1,369                1,369                    NA
EBITDA                                                                   491                  693                -29.2%
------------------------------------------------------------------------------------------------------------------------



                                WWW.DESC.COM.MX

                                                      THIRD QUARTER 2003 RESULTS
--------------------------------------------------------------------------------


                                             Accum.
                                              2003           3Q03         2Q03         1Q03          4Q02         3Q02        2Q02
------------------------------------------------------------------------------------------------------------------------------------
SALES (US$)
------------------------------------------------------------------------------------------------------------------------------------
Consolidated                                  1,509           488          550          471           430          490          551
------------------------------------------------------------------------------------------------------------------------------------
Automotive Sector                               533           177          176          179           166          203          243
------------------------------------------------------------------------------------------------------------------------------------
Chemical Sector                                 550           183          179          187           173          185          187
------------------------------------------------------------------------------------------------------------------------------------
Food Sector                                     258            89           85           83            87           76           94
------------------------------------------------------------------------------------------------------------------------------------
Real Estate Sector                              165            36          107           21             4           24           26
------------------------------------------------------------------------------------------------------------------------------------
EXPORTS (US$)
------------------------------------------------------------------------------------------------------------------------------------
Consolidated                                    645           217          212          216           187          222          265
------------------------------------------------------------------------------------------------------------------------------------
Automotive Sector                               357           121          120          117           102          128          168
------------------------------------------------------------------------------------------------------------------------------------
Chemical Sector                                 209            69           66           73            64           68           69
------------------------------------------------------------------------------------------------------------------------------------
Food Sector                                      79            27           26           26            21           26           28
------------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME
------------------------------------------------------------------------------------------------------------------------------------
Consolidated                                     75            13           42           20           -17           36           48
------------------------------------------------------------------------------------------------------------------------------------
Automotive Sector                                15             0            4           11            -9           15           31
------------------------------------------------------------------------------------------------------------------------------------
Chemical Sector                                  14             5            5            4             0           11           13
------------------------------------------------------------------------------------------------------------------------------------
Food Sector                                       7             4            2            1             0           10            0
------------------------------------------------------------------------------------------------------------------------------------
Real Estate Sector                               47             9           33            5            -3            3            6
------------------------------------------------------------------------------------------------------------------------------------
OPERATING MARGIN
------------------------------------------------------------------------------------------------------------------------------------
Consolidated                                   5.0%          2.8%         7.7%         4.2%         -3.8%         7.3%         8.7%
------------------------------------------------------------------------------------------------------------------------------------
Automotive Sector                              2.8%          0.1%         2.3%         6.0%         -5.5%         7.4%        12.9%
------------------------------------------------------------------------------------------------------------------------------------
Chemical Sector                                2.5%          2.7%         2.9%         2.0%          0.1%         6.2%         7.0%
------------------------------------------------------------------------------------------------------------------------------------
Food Sector                                    2.7%          4.1%         2.8%         1.0%         -0.3%        12.6%        -0.5%
------------------------------------------------------------------------------------------------------------------------------------
Real Estate Sector                            28.5%         24.9%        30.5%        24.7%        -80.9%        10.6%        21.7%
------------------------------------------------------------------------------------------------------------------------------------
EBITDA (US$)
------------------------------------------------------------------------------------------------------------------------------------
Consolidated                                    170            45           74           51            18           67           79
------------------------------------------------------------------------------------------------------------------------------------
Automotive Sector                                66            17           21           28            11           32           48
------------------------------------------------------------------------------------------------------------------------------------
Chemical Sector                                  38            13           13           12            11           20           21
------------------------------------------------------------------------------------------------------------------------------------
Food Sector                                      18             8            6            5             4           13            4
------------------------------------------------------------------------------------------------------------------------------------
Real Estate Sector                               49            10           33            6            -3            4            6
------------------------------------------------------------------------------------------------------------------------------------
* Actual figures.


This press release contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that reflect the current views of Desc's management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," and "should" and similar expressions generally are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and changes in circumstances. Actual results may differ materially from present expectations as a result of many factors, including, but not limited to, changes in global and domestic political, economic, business, competitive, market and regulatory factors, the cyclicality of the autoparts and chemicals industries and other factors which are described under the heading "Risk Factors" in Desc's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Desc does not assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.


                                WWW.DESC.COM.MX

                                                                          ITEM 2
                                                                          ------

                           CONSOLIDATED BALANCE SHEET
                       AT SEPTEMBER 3Oth OF 2003 AND 2002
                              (Thousands of Pesos)


       REF S                                                      THIRD QUARTER OF      THIRD QUARTER OF
                                                                  PRESENT FINANCIAL     PREVIOUS FINANCIAL
                                                                       YEAR                   YEAR

                                                                          AMOUNT       %       AMOUNT      %
         1          TOTAL ASSETS                                        29,579,788    100%   30,027,085   100%

         2          CURRENT ASSETS                                      10,579,503     36%    9,509,611    32%
         3          CASH AND SHORT-TERM INVESTMENTS                      1,277,545      4%    1,776,274     6%
         4          ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)              4,592,093     16%    3,132,442    10%
         5          OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE              1,621,405      5%    1,426,714     5%
         6          INVENTORIES                                          3,013,680     10%    3,174,181    11%
         7          OTHER CURRENT ASSETS                                    74,780      0%            0     0%
         8          LONG-TERM                                            3,703,191     13%    4,283,320    14%
         9          ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                      0      0%            0     0%
        10          INVESTMENT IN SHARES OF SUBSIDIARIES AND
                    NON-CONSOLIDATED ASSOCIATED                             43,101      0%      122,756     0%
        11          OTHER INVESTMENTS                                    3,660,090     12%    4,160,564    14%
        12          PROPERTY, PLANT AND EQUIPMENT                       12,507,207     42%   13,430,237    45%
        13          PROPERTY                                             6,960,407     24%    7,004,585    23%
        14          MACHINERY AND INDUSTRIAL EQUIPMENT (NET)            16,364,563     55%   16,216,698    54%
        15          OTHER EQUIPMENT                                      1,982,284      7%    2,034,732     7%
        16          ACCUMULATED DEPRECIATION                            13,646,257     46%   12,605,530    42%
        17          CONSTRUCTION IN PROGRESS                               846,210      3%      779,752     3%
        18          DEFERRED ASSETS (NET)                                1,570,003      5%    1,555,614     5%
        19          OTHER ASSETS                                         1,219,884      4%    1,248,304     4%

        20          TOTAL LIABILITIES                                   18,032,878    100%   17,364,628   100%
        21          CURRENT LIABILITIES                                  7,708,844     43%    7,021,503    40%
        22          SUPPLIERS                                            1,874,251     10%    1,986,187    11%
        23          BANK LOANS                                           3,490,742     19%    2,227,437    13%
        24          STOCK MARKET LOANS                                           0      0%            0     0%
        25          TAXES TO BE PAID                                       697,928      4%      772,650     4%
        26          OTHER CURRENT LIABILITIES                            1,645,923      9%    2,035,229    12%
        27          LONG-TERM LIABILITIES                                8,353,041     46%    9,043,318    52%
        28          BANK LOANS                                           6,109,915     34%    6,801,155    39%
        29          STOCK MARKET LOANS                                   2,243,126     12%    2,242,163    13%
        30          OTHER LOANS                                                  0      0%            0     0%
        31          DEFERRED LOANS                                       1,391,259      8%      798,901     5%
        32          OTHER LIABILITIES                                      579,734      3%      500,906     3%

        33          CONSOLIDATED STOCK HOLDERS' EQUITY                  11,546,910    100%   12,662,458   100%
        34          MINORITY INTEREST                                    3,869,231     34%    3,945,425    31%
        35          MAJORITY INTEREST                                    7,677,679     66%    8,717,033    69%
        36          CONTRIBUTED CAPITAL                                 12,084,174    105%   12,524,041    99%
        37          PAID-IN CAPITAL STOCK (NOMINAL)                         17,798      0%       17,798     0%
        38          RESTATEMENT OF PAID-IN CAPITAL STOCK                10,895,986     94%   11,335,853    90%
        39          PREMIUM ON SALES OF SHARES                           1,170,390     10%    1,170,390     9%
        40          CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
        41          CAPITAL INCREASE (DECREASE)                         -4,406,495    -38%   -3,807,008   -30%
        42          RETAINED EARNINGS AND CAPITAL RESERVE               17,713,372    153%   18,428,454   146%
        43          REPURCHASE FUND OF SHARES                              907,079      8%      907,079     7%
        44          EXCESS (SHORTFALL) IN RESTATEMENT OF
                    HOLDER'S EQUITY                                    -22,442,578   -194%  -22,827,451  -180%
        45          NET INCOME FOR THE YEAR                               -584,368     -5%     -315,090    -2%


                           CONSOLIDATED BALANCE SHEET
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)


        REF S                                                               THIRD QUARTER             THIRD QUARTER
                                                                             OF PRESENT                OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR

                                                                             AMOUNT    %               AMOUNT     %
          3            CASH AND SHORT-TERM INVESTMENTS                    1,277,545    100%         1,776,274       100%
          46           CASH                                                 978,139     77%           324,864        18%
          47           SHORT-TERM INVESTMENTS                               299,406     23%         1,451,410        82%

          18           DEFERRED ASSETS (NET)                              1,570,003    100%         1,555,614       100%
          48           AMORTIZED OR REDEEMED EXPENSES                             0      0%                 0         0%
          49           GOODWILL                                           1,570,003    100%         1,555,614       100%
          50           DEFERRED TAXES                                             0      0%                 0         0%
          51           OTHERS                                                     0      0%                 0         0%

          21           CURRENT LIABILITIES                                7,708,844    100%         7,021,503       100%
          52           FOREIGN CURRENCY LIABILITIES                       4,455,703     58%         3,447,502        49%
          53           MEXICAN PESOS LIABILITIES                          3,253,141     42%         3,574,001        51%

          24           STOCK MARKET LOANS                                         0      0%                 0         0%
          54           COMMERCIAL PAPER                                           0      0%                 0         0%
          55           CURRENT MATURITIES OF MEDIUM TERM NOTES                    0      0%                 0         0%
          56           CURRENT MATURITIES OF BONDS                                0      0%                 0         0%

          26           OTHER CURRENT LIABILITIES                          1,645,923    100%         2,035,229       100%
          57           OTHER CURRENT LIABILITIES WITH COST                        0      0%                 0         0%
          58           OTHER CURRENT LIABILITIES WITHOUT COST             1,645,923    100%         2,035,229       100%

          27           LONG-TERM LIABILITIES                              8,353,041    100%         9,043,318       100%
          59           FOREIGN CURRENCY LIABILITIES                       4,983,195     60%         5,419,724        60%
          60           MEXICAN PESOS LIABILITIES                          3,369,846     40%         3,623,594        40%

          29           STOCK MARKET LOANS                                 2,243,126    100%         2,242,163       100%
          61           BONDS                                                      0      0%                 0         0%
          62           MEDIUM TERM NOTES                                  2,243,126    100%         2,242,163       100%

          30           OTHER LOANS                                                0      0%                 0         0%
          63           OTHER LOANS WITH COST                                      0      0%                 0         0%
          64           OTHER LOANS WITHOUT COST                                   0      0%                 0         0%

          31           DEFERRED LOANS                                     1,391,259    100%           798,901       100%
          65           NEGATIVE GOODWILL                                          0      0%                 0         0%
          66           DEFERRED TAXES                                     1,391,259    100%           798,901       100%
          67           OTHERS                                                     0      0%                 0         0%

          32           OTHER LIABILITIES                                    579,734    100%           500,906       100%
          68           RESERVES                                                   0      0%                 0         0%
          69           OTHERS LIABILITIES                                   579,734    100%           500,906       100%

          44           EXCESS (SHORTFALL) IN RESTATEMENT OF
                       STOCK HOLDER'S EQUITY                            -22,442,578    100%       -22,827,451       100%

          70           ACCUMULATED INCOME DUE TO MONETARY POSITION                0      0%                 0         0%
          71           INCOME FROM NON-MONETARY POSITION ASSETS         -22,442,578    100%       -22,827,451       100%


                            CONSOLIDATED BALANCE SHEET
                                  OTHER CONCEPTS
                               (Thousands of Pesos)


       REF S                                                      THIRD QUARTER OF          THIRD QUARTER OF
                                                                 PRESENT FINANCIAL         PREVIOUS FINANCIAL
                                                                       YEAR                      YEAR
                                                                            AMOUNT                   AMOUNT
        72          WORKING CAPITAL                                    2,870,659                2,488,108
        73          PENSIONS FUND AND SENIORITY PREMIUMS                 580,238                  581,092
        74          EXECUTIVES (*)                                             0                        0
        75          EMPLOYERS (*)                                          5,535                    7,341
        76          WORKERS (*)                                           10,165                   10,254
        77          CIRCULATION SHARES (*)                         1,369,079,376            1,369,079,376
        78          REPURCHASED SHARES (*)                                     0                        0

(*) THESE AMOUNTS ARE EXPRESSED IN UNITS



                          CONSOLIDATED INCOME STATEMENT
               FROM JANUARY 1st TO SEPTEMBER 30th OF 2003 AND 2002
                              (Thousands of Pesos)


     REF R                                                                          THIRD QUARTER           THIRD QUARTER
                                                                                  PRESENT FINANCIAL       PREVIOUS FINANCIAL
                                                                                        YEAR                    YEAR
                                                                                 AMOUNT         %          AMOUNT           %
       1        NET SALES                                                       16,246,235     100%       15,523,306       100%
       2        COST OF SALES                                                   12,616,305      78%       11,599,585        75%
       3        GROSS INCOME                                                     3,629,930      22%        3,923,721        25%
       4        OPERATING EXPENSES                                               2,817,481      17%        2,690,711        17%
       5        OPERATING INCOME                                                   812,449       5%        1,233,010         8%
       6        TOTAL FINANCING COST                                               952,942       6%          908,822         6%
       7        INCOME AFTER FINANCING COST                                       -140,493      -1%          324,188         2%
       8        OTHER FINANCIAL OPERATIONS                                          61,509       0%           41,957         0%
       9        INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING                   -202,002      -1%          282,231         2%
      10        RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                      331,370       2%          176,800         1%
      11        NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING                -533,372      -3%          105,431         1%
      12        SHARE IN NET INCOME OF SUBSIDIARIES AND
                NON-CONSOLIDATED ASSOCIATES                                         (1,081)      0%             (178)        0%
      13        CONSOLIDATED NET INCOME OF CONTINUOUS                             -534,453      -3%          105,253         1%
      14        INCOME OF DISCONTINUOUS OPERATIONS                                 -43,470       0%          392,420         3%
      15        CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS                -490,983      -3%         -287,167        -2%
      16        EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                                0       0%                0         0%
      17        NET EFFECT AT THE BEGINNING OF THE YEAR BY
                CHANGES IN ACCOUNTING PRINCIPLES                                         0       0%                0         0%
      18        NET CONSOLIDATED INCOME                                           -490,983      -3%         -287,167        -2%
      19        NET INCOME OF MINORITY INTEREST                                     93,385       1%           27,923         0%
      20        NET INCOME OF MAJORITY INTEREST                                   -584,368      -4%         -315,090        -2%


                          CONSOLIDATED INCOME STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)


       REF R                                                                            THIRD QUARTER OF         THIRD QUARTER OF
                                                                                       PRESENT FINANCIAL        PREVIOUS FINANCIAL
                                                                                              YEAR                     YEAR

                                                                                      AMOUNT        %          AMOUNT         %
         1          NET SALES                                                     16,246,235       100%     15,523,306       100%
        21          DOMESTIC                                                       9,301,505        57%      8,363,886        54%
        22          FOREIGN                                                        6,944,730        43%      7,159,420        46%
        23          TRANSLATED INTO DOLLARS (***)                                    644,659         4%        714,779         5%

         6          TOTAL FINANCING COST                                             952,942       100%        908,822       100%
        24          INTEREST PAID                                                    754,358        79%        665,103        73%
        25          EXCHANGE LOSSES                                                  361,814        38%        548,238        60%
        26          INTEREST EARNED                                                   27,116         3%         87,949        10%
        27          EXCHANGE PROFITS                                                       0         0%              0         0%
        28          GAIN DUE TO MONETARY POSITION                                   -189,064       -20%       -293,709       -32%
        29          LOSS  IN UDI's ADJUSTMENT                                         52,950         6%         77,139        14%
        29          PROFIT IN UDI's ADJUSTMENT                                             0         0%              0         0%
         8          OTHER FINANCIAL OPERATIONS                                        61,509       100%         41,957       100%
        29          OTHER NET EXPENSES (INCOME) NET                                   61,509       100%         41,957       100%
        30          (PROFIT) LOSS ON SALE OF OWN SHARES                                    0         0%              0         0%
        31          (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                        0         0%              0         0%

        10          RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                    331,370       100%        176,800       100%
        32          INCOME TAX                                                       215,951        65%        505,200       286%
        33          DEFERRED INCOME TAX                                               58,362        18%       -437,163      -247%
        34          WORKERS' PROFIT SHARING                                           57,057        17%        108,763        62%
        35          DEFERRED WORKERS' PROFIT SHARING                                       0         0%              0         0%


               CONSOLIDATED INCOME STATEMENT
                      OTHER CONCEPTS
                   (Thousands of Pesos)


       REF R                                                       THIRD QUARTER        THIRD QUARTER
                                                                    OF FINANCIAL         OF PREVIOUS
                                                                    PRESENT YEAR        FINANCIAL YEAR

                                                                       AMOUNT               AMOUNT
        36          TOTAL SALES                                      17,065,914           16,163,688
        37          NET INCOME OF THE YEAR                                    0                    0
        38          NET SALES (**)                                   20,753,458           22,631,269
        39          OPERATION INCOME (**)                               643,222            1,737,337
        40          NET INCOME OF MAJORITY INTEREST (**)             -1,398,972             -500,029
        41          NET CONSOLIDATED INCOME (**)                     -1,336,253              309,861

(**) BASED ON THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS


                          CONSOLIDATED INCOME STATEMENT
                FROM JULY 1st TO SEPTEMBER 30th OF 2003 AND 2002
                              (Thousands of Pesos)


     REF R                                                                          THIRD QUARTER OF        THIRD QUARTER OF
                                                                                   PRESENT FINANCIAL      PREVIOUS FINANCIAL
                                                                                         YEAR                    YEAR

                                                                                    AMOUNT     %                AMOUNT    %
       1        NET SALES                                                        5,262,086     100%        5,063,558      100%
       2        COST OF SALES                                                    4,115,460      78%        3,771,886       74%
       3        GROSS INCOME                                                     1,146,626      22%        1,291,672       26%
       4        OPERATING EXPENSES                                               1,001,087      19%          917,686       18%
       5        OPERATING INCOME                                                   145,539       3%          373,986        7%
       6        TOTAL FINANCING COST                                               466,056       9%          290,722        6%
       7        INCOME AFTER FINANCING COST                                       -320,517      -6%           83,264        2%
       8        OTHER FINANCIAL OPERATIONS                                           3,652       0%          -92,916       -2%
       9        INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING                   -324,169      -6%          176,180        3%
      10        RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                       17,035       0%           27,532        1%
      11        NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING                -341,204      -6%          148,648        3%
      12        SHARE IN NET INCOME OF SUBSIDIARIES AND
                NON-CONSOLIDATED ASSOCIATES                                         (1,081)      0%           27,736        1%
      13        CONSOLIDATED NET INCOME OF CONTINUOUS                             -342,285      -7%          176,384        3%
      14        INCOME OF DISCONTINUOUS OPERATIONS                                  27,511       1%          392,420        8%
      15        CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS                -369,796      -7%         -216,036       -4%
      16        EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                                0       0%                0        0%
      17        NET EFFECT AT THE BEGINNING OF THE YEAR BY
                CHANGES IN ACCOUNTING PRINCIPLES                                         0       0%                0        0%
      18        NET CONSOLIDATED INCOME                                           -369,796      -7%         -216,036       -4%
      19        NET INCOME OF MINORITY INTEREST                                     14,303       0%          -36,939       -1%
      20        NET INCOME OF MAJORITY INTEREST                                   -384,099      -7%         -179,098       -4%



                         CONSOLIDATED INCOME STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)


       REF R                                                                          THIRD QUARTER OF           THIRD QUARTER OF
                                                                                      PRESENT FINANCIAL          PREVIOUS FINANCIAL
                                                                                           YEAR                        YEAR
                                                                                    AMOUNT       %               AMOUNT       %
         1           NET SALES                                                   5,262,086        100%         5,063,558       100%
         21          DOMESTIC                                                    2,926,539         56%         2,772,558        55%
         22          FOREIGN                                                     2,335,547         44%         2,291,000        45%
         23          TRANSLATED INTO DOLLARS (***)                                 216,798          4%           221,745         4%

         6           TOTAL FINANCING COST                                          466,056        100%           290,722       100%
         24          INTEREST PAID                                                 244,815         53%           259,382        89%
         25          EXCHANGE LOSSES                                               286,737         62%           163,967        56%
         26          INTEREST EARNED                                                10,608          2%            54,990        19%
         27          EXCHANGE PROFITS                                                    0          0%                 0         0%
         28          GAIN DUE TO MONETARY POSITION                                 -71,372        -15%          -103,582       -36%
         29           LOSS IN UDI's ADJUSTMENT                                      16,484          4%            25,945         9%
                     PROFIT  IN UDI's ADJUSTMENT                                         0          0%                 0         0%
         8           OTHER FINANCIAL OPERATIONS                                      3,652        100%           -92,916       100%
         29          OTHER NET EXPENSES (INCOME) NET                                 3,652        100%           -92,916       100%
         30          (PROFIT) LOSS ON SALE OF OWN SHARES                                 0          0%                 0         0%
         31          (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                     0          0%                 0         0%

         10          RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                  17,035        100%            27,532       100%
         32          INCOME TAX                                                     34,924        205%           126,184       458%
         33          DEFERRED INCOME TAX                                           -36,422       -214%          -128,042      -465%
         34          WORKERS' PROFIT SHARING                                        18,533        109%            29,390       107%
         35          DEFERRED WORKERS' PROFIT SHARING                                    0          0%                 0         0%



                        CONSOLIDATED CASH FLOW STATEMENT
               FROM JANUARY 1st TO SEPTEMBER 30th OF 2003 AND 2002
                              (Thousands of Pesos)



     REF C                                                                       THIRD QUARTER OF        THIRD QUARTER OF
                                                                                 PRESENT FINANCIAL       PREVIOUS FINANCIAL
                                                                                       YEAR                    YEAR
                                                                                           AMOUNT                  AMOUNT
       1        CONSOLIDATED NET INCOME                                                -490,983              -287,167
       2        +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH            1,127,404               928,276
       3        CASH FLOW FROM NET INCOME OF THE YEAR                                   636,421               641,109
       4        CASH FLOW FROM CHANGE IN WORKING CAPITAL                             -1,039,889               543,904
       5        CASH GENERATED (USED) IN OPERATING ACTIVITIES                          -403,468             1,185,013
       6        CASH FLOW FROM EXTERNAL FINANCING                                      -646,307               354,663
       7        CASH FLOW FROM INTERNAL FINANCING                                                            -434,889
       8        CASH FLOW GENERATED (USED) BY FINANCING                                -646,307               -80,226
       9        CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES                    -134,158              -811,072
      10        NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS           -1,183,933               293,715
      11        CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD            2,461,478             1,482,559
      12        CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD                  1,277,545             1,776,274


                        CONSOLIDATED CASH FLOW STATEMENT
                           BREAKDOWN OF MAIN ACCOUNTS
                              (Thousands of Pesos)


   REF C                                                                            THIRD QUARTER OF          THIRD QUARTER OF
                                                                                   PRESENT FINANCIAL         PREVIOUS FINANCIAL
                                                                                         YEAR                      YEAR
                                                                                                  AMOUNT                 AMOUNT
     2          + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE                               1,127,404                928,276
     13         DEPRECIATION AND AMORTIZATION FOR THE YEAR                                     1,127,404                928,276
     14         + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS                  0                      0
     15         + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE                                              0                      0
     16         + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION                        0                      0
     17         + (-) OTHER ITEMS                                                                      0                      0

     4          CASH FLOW FROM CHANGE IN WORKING CAPITAL                                      -1,039,889                543,904
     18         + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE                               -1,140,638               -699,825
     19         + (-) DECREASE (INCREASE) IN INVENTORIES                                         357,408                375,511
     20         + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE                           -295,076                274,208
     21         + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT                                   -263,865                142,657
     22         + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                                   302,282                451,353

     6          CASH FLOW FROM EXTERNAL FINANCING                                               -646,307                354,663
     23         + SHORT-TERM BANK AND STOCK MARKET FINANCING                                    -267,383             -1,094,856
     24         + LONG-TERM BANK AND STOCK MARKET FINANCING                                     -378,924              1,449,519
     25         + DIVIDEND RECEIVED                                                                    0                      0
     26         + OTHER FINANCING                                                                      0                      0
     27         (-) BANK FINANCING AMORTIZATION                                                        0                      0
     28         (-) STOCK MARKET AMORTIZATION                                                          0                      0
     29         (-) OTHER FINANCING AMORTIZATION                                                       0                      0

     7          CASH FLOW FROM INTERNAL FINANCING                                                      0               -434,889
     30         + (-) INCREASE (DECREASE) IN CAPITAL STOCKS                                            0                      0
     31         (-) DIVIDENDS PAID                                                                     0               -434,889
     32         + PREMIUM ON SALE OF SHARES                                                            0                      0
     33         + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                            0                      0

     9          CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES                         -134,158               -811,072
     34         + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE                   0                 14,769
     35         (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                                 180,843               -493,070
     36         (-) INCREASE IN CONSTRUCTIONS IN PROGRESS                                       -315,001               -332,771
     37         + SALE OF OTHER PERMANENT INVESTMENTS                                                  0                      0
     38         + SALE OF TANGIBLE FIXED ASSETS                                                        0                      0
     39         + (-) OTHER ITEMS                                                                      0                      0


                                     RATIOS
                                  CONSOLIDATED


     REF P                                                                       THIRD QUARTER OF             THIRD QUARTER OF
                                                                                 PRESENT FINANCIAL            PREVIOUS FINANCIAL
                                                                                       YEAR                         YEAR
                YIELD
       1        NET INCOME TO NET SALES                                           -3.02       %                -1.85       %
       2        NET INCOME TO STOCK HOLDERS' EQUITY (**)                         -18.22       %                -5.74       %
       3        NET INCOME TO TOTAL ASSETS (**)                                   -4.52       %                -1.03       %
       4        CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                            0       %                -1.63       %
       5        INCOME DUE TO MONETARY POSITION TO NET INCOME                    -38.51       %              -102.28       %

                ACTIVITY
       6        NET SALES TO NET ASSETS (**)                                        0.7     TIMES               0.75     TIMES
       7        NET SALES TO FIXED ASSETS (**)                                     1.66     TIMES               1.69     TIMES
       8        INVENTORIES ROTATION (**)                                          5.24     TIMES               4.84     TIMES
       9        ACCOUNTS RECEIVABLE IN DAYS OF SALES                                 66     DAYS                  47     DAYS
      10        PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                     0       %                 0.07       %

                LEVERAGE
      11        TOTAL LIABILITIES TO TOTAL ASSETS                                 60.96       %                57.83       %
      12        TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY                         1.56     TIMES               1.37     TIMES
      13        FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                 52.34       %                51.06       %
      14        LONG-TERM LIABILITIES TO FIXED ASSETS                             66.79       %                67.34       %
      15        OPERATING INCOME TO INTEREST PAID                                  1.08     TIMES               1.85     TIMES
      16        NET SALES TO TOTAL LIABILITIES (**)                                1.15     TIMES               1.30     TIMES

                LIQUIDITY
      17        CURRENT ASSETS TO CURRENT LIABILITIES                              1.37     TIMES               1.35     TIMES
      18        CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES               0.98     TIMES               0.90     TIMES
      19        CURRENTS ASSETS TO TOTAL LIABILITIES                               0.59     TIMES               0.55     TIMES
      20        AVAILABLE ASSETS TO CURRENT LIABILITIES                           16.57       %                 25.3       %

                CASH FLOW
      21        CASH FLOW FROM NET INCOME TO NET SALES                             3.92       %                 4.13       %
      22        CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES            -6.40       %                  3.5       %
      23        CASH GENERATED (USED) IN OPERATING TO INTEREST PAID               -0.53     TIMES               1.78     TIMES
      24        EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING            100       %              -442.08       %
      25        INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING           0.00       %               542.08       %
      26        ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED
                (USED) IN INVESTMENT ACTIVITIES                                 -134.80       %                60.79       %

(**) THESE RATIOS ARE BASED ON THE DATA FOR THE LAST TWELVE MONTHS


                                 DATA PER SHARE


       REF D                                                                        THIRD QUARTER OF           THIRD QUARTER OF
                                                                                    PRESENT FINANCIAL          PREVIOUS FINANCIAL
                                                                                         YEAR                       YEAR
                                                                                        AMOUNT                     AMOUNT
         1      BASIC PROFIT PER ORDINARY SHARE (**)                                    -0.98                        -35
         2      BASIC PROFIT PER PREFERENT SHARE (**)                                       0                          0
         3      DILUTED PROFIT PER ORDINARY SHARE (**)                                      0                          0
         4      CONTINUOUS OPERATING PROFIT PER COMMON SHARE(**)                            0                          0
         5      EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING
                PROFIT PER SHARE (**)                                                   $0.00                      $0.00
         6      EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING
                PROFIT PER SHARE (**)                                                       0                          0
         7      EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS
                OPERATING PROFIT PER SHARE (**)                                             0                          0
         8      CARRYING VALUE PER SHARE                                                 5.61                       6.37
         9      CASH DIVIDEND ACCUMULATED PER SHARE                                         0                          0
        10      DIVIDEND IN SHARES PER SHARE                                                0          SHARES          0     SHARES
        11      MARKET PRICE TO CARRYING VALUE                                           0.67          TIMES        0.75     TIMES
        12      MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)                       0           TIMES           0     TIMES
        13      MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)                      0                           0

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE
MONTHS


                                    ANNEX 1

See the Press Release included as Item 1 to this Form 6-K.

                                    ANNEX 2

SIGNIFICANT ACCOUNTING POLICIES

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH MEXICAN GAAP, WHICH REQUIRE MANAGEMENT TO MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO DETERMINE THE VALUATION OF SOME OF THE BALANCES INCLUDED IN THE FINANCIAL STATEMENTS AND TO MAKE THE DISCLOSURES REQUIRED FOR INCLUSION THEREIN. ALTHOUGH ACTUAL RESULTS MAY DIFFER FROM THOSE ESTIMATES, MANAGEMENT BELIEVES THAT THE ESTIMATES AND ASSUMPTIONS USED WERE APPROPRIATE IN THE CIRCUMSTANCES.

THE SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE AS FOLLOWS:

CHANGES IN ACCOUNTING POLICIES - IN 2001 THE NEW BULLETIN C-2 "FINANCIAL INSTRUMENTS", WENT INTO EFFECT. THIS BULLETIN ESTABLISHES THE METHODOLOGY FOR VALUING AND RECORDING FINANCIAL INSTRUMENTS, AND REQUIRES RECOGNITION OF ALL EFFECTS OF THE FINANCIAL INSTRUMENTS CONTRACTED ON THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES, UNDER NET COMPREHENSIVE FINANCIAL RESULT. THE FINANCIAL INSTRUMENTS THAT HAVE BEEN DESIGNATED AND EFFECTIVELY FUNCTION AS HEDGING OF ASSETS AND LIABILITIES OR FUTURE TRANSACTIONS WILL AFFECT THE ASSETS, LIABILITIES OR THE RESPECTIVE TRANSACTIONS WHEN THEY ARE REALIZED, SETTLED OR TAKE PLACE, RESPECTIVELY.

AS OF 2001, INTERNATIONAL ACCOUNTING STANDARD 40, "INVESTMENT PROPERTIES," ENTERED INTO EFFECT ON A SUPPLEMENTAL BASIS, ESTABLISHING VALUATION CRITERIA FOR PROPERTIES WHOSE PURPOSE IS TO GENERATE PROFITS OR INCREASE VALUE OR BOTH. PURSUANT TO CIRCULAR 55 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS, THE VALUATION MODEL APPLICABLE TO MEXICO IS THE COST MODEL, WHICH ESTABLISHES THAT SUCH PROPERTIES MUST BE VALUED AT ACQUISITION AND/OR CONSTRUCTION COST AND ARE RESTATED BY APPLYING THE NPCI, LESS THE RESPECTIVE ACCUMULATED DEPRECIATION.

BEGINNING JANUARY 2000, THE COMPANY ADOPTED THE PROVISIONS OF NEW BULLETIN D-4, "ACCOUNTING FOR INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING". THE EFFECT OF THE ADOPTION WAS TO RECOGNIZE, AN INITIAL LONG-TERM LIABILITY FOR DEFERRED INCOME TAXES AFFECTING STOCKHOLDERS' EQUITY UNDER "CUMULATIVE EFFECT OF INITIAL RECOGNITION OF DEFERRED INCOME TAXES".

AS A RESULT OF THE IMPLEMENTATION OF THE ADOPTION OF BULLETIN D-4 MENTIONED ABOVE, THE COMPANY CHANGED ITS METHOD FOR RECORDING THE EFFECT FROM TAX CONSOLIDATION. UNTIL 1999, IT WAS RECORDED IN THE YEAR IN WHICH THE RESPECTIVE ANNUAL CONSOLIDATED TAX RETURN WAS FILED. BEGINNING IN 2000, THIS BENEFIT IS RECORDED IN RESULTS OF THE YEAR IN WHICH THE BENEFIT IS GENERATED.

BASIS OF CONSOLIDATION - THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THOSE OF DESC AND THE SUBSIDIARIES IN WHICH THERE IS STOCKHOLDING AND ADMINISTRATIVE CONTROL. ALL SIGNIFICANT INTERCOMPANY TRANSACTIONS AND BALANCES HAVE BEEN ELIMINATED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS.

THE EQUITY IN NET INCOME (LOSS) AND CHANGES IN STOCKHOLDERS' EQUITY OF THOSE SUBSIDIARIES THAT WERE ACQUIRED OR SOLD, HAS BEEN INCLUDED IN THE FINANCIAL STATEMENTS AS OF OR UP TO THE DATE ON WHICH THE TRANSACTIONS TOOK PLACE AND WAS RESTATED IN TERMS OF THE PURCHASING POWER AS OF THE END OF THE LATEST PERIOD.

INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES AND UNCONSOLIDATED SUBSIDIARIES ARE RECORDED USING THE EQUITY METHOD.

TRANSLATION OF FINANCIAL STATEMENTS OF SUBSIDIARIES - THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE NOT AN INTEGRAL PART OF THE MEXICAN COMPANIES ("FOREIGN ENTITIES"), ARE RESTATED FOR THE INFLATION RATE OF THE RESPECTIVE FOREIGN COUNTRY AND ARE TRANSLATED INTO MEXICAN PESOS AT THE EXCHANGE RATE IN EFFECT AT THE END OF THE YEAR. THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE AN INTEGRAL PART OF THE MEXICAN COMPANIES ("INTEGRATED FOREIGN OPERATIONS"), ARE TRANSLATED USING YEAREND EXCHANGE RATES FOR MONETARY ITEMS AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, AND THE TRANSLATED FINANCIAL STATEMENTS ARE THEN RESTATED USING THE NATIONAL CONSUMER PRICE INDEX (NCPI) OF MEXICO. THE EFFECTS OF TRANSLATING FOREIGN ENTITIES ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY IN THE "CUMULATIVE EFFEECT OF RESTATEMENT" ACCOUNT. THE EFFECTS OF TRANSLATING INTEGRATED FOREIGN OPERATIONS ARE INCLUDED IN THE "INTEGRAL FINANCING RESULT" OF THE YEAR IN THE "MONETARY POSITION GAIN" ACCOUNT. SUCH EFFECTS ARE NOT SIGNIFICANT.

RECOGNITION OF THE EFFECTS OF INFLATION - THE COMPANIES RESTATE ALL OF THEIR FINANCIAL STATEMENTS IN TERMS OF THE PURCHASING POWER OF THE MEXICAN PESO AS OF THE END OF THE LATEST PERIOD, THEREBY COMPREHENSIVELY RECOGNIZING THE EFFECTS OF INFLATION. THE PRIOR YEAR AMOUNTS PRESENTED HEREIN DIFFER FROM THOSER ORIGINALLY REPORTED IN TERMS OF MEXICAN PESOS OF THE RESPECTIVE YEAR. CONSEQUENTLY, ALL FINANCIAL STATEMENT AMOUNTS ARE COMPARABLE, BOTH FOR THE CURRENT AND THE PRIOR YEAR, BECAUSE ALL ARE STATED IN TERMS OF MEXICAN PESOS OF THE SAME PURCHASING POWER.

CASH EQUIVALENTS - INVESTMENTS IN MARKETABLE SECURITIES CONSIST MAINLY OF ACCEPTANCES, BANK PROMISSORY NOTES, AND PAPER ISSUED BY THE MEXICAN AND UNITED STATES OF AMERICA GOVERNMENTS, AT MARKET (COST PLUS ACCRUED INTEREST).

INVENTORIES AND COST OF SALES - INVENTORIES ARE ORIGINALLY RECORDED AT THEIR ACQUISITION OR MANUFACTURING COST AND RESTATED TO THEIR SPECIFIC NET REPLACEMENT COST WITHOUT EXCEEDING NET REALIZABLE VALUE. SUBSTANTIALY ALL SUBSIDIARIES COMPUTE COST OF SALES USING THE REPLACEMENT COST AT THE TIME OF SALE.

LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS - UNDEVELOPED LAND REPRESENTS LAND RESERVES THAT, TOGETHER WITH DEVELOPED LAND AND ONGOING AND COMPLETED PROJECTS, ARE CONSIDERED NON-CURRENT INVENTORIES, SINCE THEY ARE HELD FOR SALE. THEY INCLUDE ACQUISITION, DEVELOPMENT AND CONSTRUCTION COSTS AND ARE RESTATED IN U.S. DOLLARS BASED ON THE SLIPPAGE OF THE MARKET EXCHANGE RATE FOR THE PURPOSE OF SHOWING VALUES IN ACCORDANCE WITH THE CURRENT SITUATION OF THE REAL ESTATE MARKET.

THE COMPANY CAPITALIZES THE NET COMPREHENSIVE FINANCING COST ON DEBT USED TO FINANCE REAL ESTATE PROJECTS IN PROGRESS, IN ADDITION TO THEIR CONSTRUCTION AND DEVELOPMENT COSTS.

INVESTMENT IN SHARES - INVESTMENT IN SHARES HAS BEEN RECORDED USING THE EQUITY METHOD, BASED ON THE FINANCIAL STATEMENTS PREPARED ON THE SAME BASIS AS THOSE OF THE COMPANY, AND IS PRESENTED UNDER OTHER ASSETS IN THE BALANCE SHEET.

PROPERTY, PLANT AND EQUIPMENT - THIS ITEM IS RECORDED AT ACQUISITION COST AND IS RESTATED BY USING NCPI FACTORS. FOR FOREIGN FIXED ASSETS, THEIR ACQUISITION COST IS RESTATED FOR INFLATION OF THE COUNTRY OF ORIGIN AND THE FLUCTUATION OF THE MEXICAN PESO AGAINST SUCH CURRENCY IS CONSIDERED.

DEPRECIATION IS CALCULATED BY THE STRAIGHT-LINE METHOD BASED ON THE REMAINING USEFUL LIVES OF THE ASSETS.

THE COMPANIES CAPITALIZE THE NET COMPREHENSIVE FINANCING COST ON DEBT USED TO FINANCE CONSTRUCTION IN PROGRESS AND THE INSTALLATION OF EQUIPMENT, UNTIL THEY ARE PLACED IN SERVICE.

IMPAIRMENT OF FIXED ASSETS - THE AMOUNTS SHOWN IN THE ACCOMPANYING CONSOLIDATED STATEMENTS OF INCOME BASICALLY REFER TO THE REDUCTION IN VALUE OF PROPERTY AND EQUIPMENT OF SOME PRODUCTION FACILITIES, IN ORDER TO REFLECT THEIR REALIZABLE VALUE IN ACCORDANCE WITH THE CURRENT SITUATION OF SUCH BUSINESSES.

GOODWILL - THE GOODWILL RESULTING FROM ACQUISITIONS MADE IN EXCESS OF BOOK VALUE IS AMORTIZED OVER PERIODS RANGING FROM FIVE TO 20 YEARS, THE TERMS OVER WHICH THE BENEFITS FROM THE INVESTMENT WILL BE REALIZED.

FINANCIAL INSTRUMENTS - FINANCIAL ASSETS AND LIABILITIES RESULTING FROM ANY TYPE OF FINANCIAL INSTRUMENT, EXCEPT FOR INVESTMENTS IN FINANCIAL INSTRUMENTS HELD TO MATURITY, ARE PRESENTED IN THE BALANCE SHEET AT FAIR VALUE. THE EFFECTS OF THE VALUATION OF A FINANCIAL ASSET OR LIABILITY ARE RECOGNIZED IN RESULTS OF OPERATIONS OF THE RESPECTIVE PERIOD. INVESTMENTS IN FINANCIAL INSTRUMENTS HELD TO MATURITY ARE VALUED AT ACQUISITION COST. THE COSTS AND YIELDS OF FINANCIAL INSTRUMENTS ARE RECOGNIZED IN RESULTS OF THE PERIOD IN WHICH THEY OCCUR.

DERIVATE FINANCIAL INSTRUMENTS - THE INTERNAL CONTROL SYSTEM ESTABLISHED BY THE COMPANY INCLUDES POLICIES AND PROCEDURES TO MANAGE ITS EXPOSURE TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES USING DERIVATIVE FINANCIAL INSTRUMENTS. THESE INSTRUMENTS ARE TRADED ONLY WITH AUTHORIZED INSTITUTIONS AND READING LIMITS HAVE BEEN ESTABLISHED FOR EACH INSTITUTION. THE COMPANY DOES NOT CARRY OUT TRANSACTIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS FOR THE PURPOSE OF SPECULATION.

THE DERIVATIVE FINANCIAL INSTRUMENTS CURRENTLY USED BY THE COMPANY ARE PRIMARILY HEDGE CONTRACTS TO REDUCE ITS EXPOSURE TO EXCHANGE RATE FLUCTUATIONS. PREMIUMS PAID ARE AMORTIZED OVER THE TERM OF THE DERIVATIVE FINANCIAL INSTRUMENT USING THE UNPAID BALANCE OF THE LIABILITY BEING HEDGED.

DERIVATIVE FINANCIAL INSTRUMENTS IDENTIFIED AS HEDGES ARE VALUED BY APPLYING THE SAME VALUATION CRITERIA USED FOR THE ASSETS OR LIABILITIES HEDGED, AND THE EFFECTS OF THEIR VALUATION ARE RECOGNIZED IN RESULTS OF OPERATIONS, NET OF COSTS, EXPENSES, OR REVENUE FROM THE ASSETS OR LIABILITIES WHOSE RISKS ARE BEING HEDGED. THE FINANCIAL ASSETS OR LIABILITIES GENERATED BY THESE INSTRUMENTS ARE PRESENTED IN THE BALANCE SHEET AS A REDUCTION OF THE LIABILITIES OR ASSETS WHOSE RISKS ARE BIENG HEDGED.

INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING - INCOME TAX (ISR) AND EMPLOYEE STATUTORY PROFIT-SHARING (PTU) ARE RECORDED IN RESULTS OF THE YEAR IN WHICH THEY ARE INCURRED. DEFERRED INCOME TAX ASSETS AND LIABILITIES ARE RECOGNIZED FOR TEMPORARY DIFFERENCES RESULTING FROM COMPARING THE BOOK AND TAX VALUES OF ASSETS AND LIABILITIES, PLUS ANY FUTURE BENEFITS FROM TAX LOSS CARRYFORWARDS DEFERRED INCOME TAX ASSETS ARE REDUCES BY ANY BENEFITS THAT, IN THE OPINION OF MANAGEMENT, WILL PROBABLY NOT BE REALIZED. DEFERRED PTU IS DERIVED FROM TEMPORARY DIFFERENCES BETWEEN THE BOOK RESULT AND INCOME FOR PTU PURPOSES AND IS RECOGNIZED ONLY WHEN IT CAN BE REASONABLY ASSUMED THAT THEY WILL GENERATE A LIABILITY OR BENEFIT, AND THERE IS NO INDICATION THAT THIS SITUATION WILL CHANGE IN SUCH A WAY THAT THE LIABILITIES WILL NOT BE PAID OR BENEFITS WILL NOT BE REALIZED.

THE ASSET TAX PAID THAT IS EXPECTED TO BE RECOVERABLE IS RECORDED AS AN ADVANCE PAYMENT OF INCOME TAX AND IS PRESENTED ON THE BALANCE SHEET WITH DEFERRED ISR.

EMPLOYEE RETIREMENT OBLIGATIONS - THE LIABILITY FROM SENIORITY PREMIUMS, PENSIONS AND RETIREMENT PAYMENTS, WHICH IS SIMILAR TO A PENSION, IS RECORDED AS ACCRUED, AND IS CALCULATED BY INDEPENDENT ACTUARIES BASED ON THE PROJECTED CREDIT UNIT METHOD, AT REAL INTEREST RATES. THEREFORE, THE LIABILITY IS BEING RECOGNIZED WHICH, AT PRESENT VALUE, IS EXPECTED TO COVER THE OBLIGATION FOR THESE BENEFITS AT THE ESTIMATED RETIREMENT DATE OF ALL THE COMPANIES' EMPLOYEES. SEVERANCE PAYMENTS ARE CHARGED TO RESULTS WHEN THEY ARE DETERMINED TO BE PAYABLE.

RESTATED STOCKHOLDERS' EQUITY - THIS ITEM CONSISTS OF MONETARY POSITION RESULT ACCUMULATED THROUGH THE FIRST RESTATEMENT OF THE FINANCIAL STATEMENTS AND THE GAIN (LOSS) FROM HOLDING MONETARY ASSETS, BECAUSE PRICE LEVELS INCREASED ABOVE (BELOW) INFLATION.

REVENUE RECOGNITION - REVENUES OF THE SUBSIDIARIES OF THE AUTOPARTS, CHEMICAL AND FOOD SECTORS ARE RECOGNIZED WHEN THE INVENTORIES ARE DELIVERED OR SHIPPED TO CUSTOMERS AND CUSTOMERS ASSUME RESPONSIBILITY FOR THEM.

THE REAL ESTATE SECTOR RECOGNIZES THE REVENUES AND COSTS FROM SALES OF URBANIZED PLOTS OF LAND IN RESULTS WHEN THE SALES ARE FORMALIZED AND THE DEPOSITS SECURING THE TRANSACTION ARE RECEIVED. THE INDIVIDUAL ASSIGNMENT OF THE COST OF THE LAND AND REAL ESTATE PROJECT TAKES INTO CONSIDERATION THE RELATIVE SELLING PRICE OF THE TOTAL PROJECT SO AS TO MAINTAIN THE SAME PROFIT MARGIN THROUGHOUT THE PROJECT.

REVENUES AND COSTS FROM REAL ESTATE PROJECTS ARE RECORDED ORIGINALLY AS A DEFERRED CREDIT FOR CONSTRUCTION COMMITMENTS AND AS REAL ESTATE PROJECTS IN PROCESS, AND ARE RECOGNIZED IN RESULTS BASED ON THE "PERCENTAGE OF COMPLETION" METHOD. THEREFORE, REVENUE IS MATCHED WITH COSTS INCURRED TO REACH THE STAGE OF COMPLETION TO TERMINATE THE PROJECT. IF THE LAST ESTIMATED COSTS DETERMINED EXCEED THE TOTAL REVENUES CONTRACTED, THE RESPECTIVE PROVISION IS CHARGED TO RESULTS OF THE YEAR.

INTEGRAL FINANCIAL RESULT - THIS REPRESENTS THE NET EFFECT OF INTEREST EARNED AND INCURRED, EXCHANGE GAINS AND LOSSES AND MONETARY POSITION GAIN OR LOSS ON, WHICH IS THE RESULT OF MAINTAINING MONETARY ASSETS AND LIABILITIES WHOSE REAL PURCHASING POWER IS MODIFIED BY THE EFFECTS OF INFLATION.

FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE EFFECTIVE EXCHANGE RATE AT THE DATE THE TRANSACTIONS ARE CARRIED OUT AND FOREIGN CURRENCY ASSETS AND LIABILITIES ARE ADJUSTED TO THE EXCHANGE RATE EFFECTIVE AT YEAREND.

INCOME PER SHARE - BASIC INCOME (LOSS) PER ORDINARY SHARE IS CALCULATED BY DIVIDING CONSOLIDATED NET INCOME (LOSS) OF MAJORITY STOCKHOLDERS BY THE WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR.

COMPREHENSIVE INCOME (LOSS) - COMPREHENSIVE INCOME (LOSS) IS COMPRISED OF THE NET CONSOLIDATED INCOME FOR THE PERIOD PLUS (LESS) ANY GAINS OR LOSSES THAT UNDER SPECIFIC ACCOUNTING REGULATIONS ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY, SUCH AS THE GAIN OR LOSS FROM HOLDING NONMONETARY ASSETS.

STOCK EXCHANGE CODE:DESC               QUARTER:3                      YEAR: 2003

                                     ANNEX 3
                                 SHARE OWNERSHIP

                    COMPANY NAME                MAIN ACTIVITIES           NUMBER OF SHARES   OWNERSHIP           TOTAL AMOUNT
                                                                                                             (THOUSANDS OF PESOS)

                    SUBSIDIARIES                                                                ACQUISITION COST      PRESENT VALUE

BOSQUES DE LAS LOMAS, S.A. DE C.V.              Real Estate Sector            43,189,000      100.00          65,097         65,097
OPERADORA NAYARIT, S.A. DE C.V.                 Real Estate Sector                     1       78.00           3,229          3,229
PROMOCIONES BOSQUES, S.A. DE C.V.               Real Estate Sector            82,212,000      100.00         435,781        435,781
CORPORATIVO DINE, S.A. DE C.V                   Real Estate Sector           238,390,000      100.00           2,482          2,482
HOLDING DICOMEX, S.A. DE C.V                    Real Estate Sector            70,870,001       50.00          76,448         76,448
TURISTICA AKKO, S.A. DE C.V.                    Real Estate Sector                10,000      100.00          -1,594         -1,594
BOSQUES DE SANTA FE,  S.A. DE C.V.              Real Estate Sector                    50       98.00         -49,661        -49,661
CANA DE SANTA FE, S.A DE C.V.                   Real Estate Sector           202,940,000       73.00         930,835        930,835
INMOBILIARIA DINE, S.A. DE C.V.                 Real Estate Sector            10,010,200      100.00          89,883         89,883
CANTILES DE MITA                                Real Estate Sector           117,234,349       99.99       2,041,048      2,041,048
CLUB DE GOLF PUNTA MITA, S.A. DE C.V.           Real Estate Sector            10,883,488       87.69         133,368        133,368
RESORT CLUB PUNTA MITA, S.A. DE C..V            Real Estate Sector                50,000      100.00           8,542          8,542
DESC AUTOMOTRIZ, S.A. DE C.V.                   Autoparts Sector             700,968,215      100.00       3,513,245      3,513,245
CORFUERTE, S.A. DE C.V.                         Food Sector                  706,035,669       77.59         392,143        392,143
AGROKEN, S.A. DE C.V.                           Food Sector                  783,134,281      100.00         520,234        520,234
AUTHENTIC SPECIALITY FOODS                      Food Sector                      291,101       81.34       1,109,548      1,109,548
AGROBIOS CORPORATIVO                            Food Sector                      550,000      100.00          36,978         36,978
CID CENTRO DE INVESTIGACION Y DESARROLLO        Chemical Sector              190,386,900      100.00          23,220         23,220
DIRECCION IRSA, S.A. DE C.V.                    Chemical Sector                4,201,800      100.00         -56,475        -56,475
FENOQUIMIA, S.A. DE C.V.                        Chemical Sector                5,000,000      100.00        -217,070       -217,070
FORESTACIONES OPERATIVAS DE MEXICO, S.A.        Chemical Sector                   31,662      100.00          15,216         15,216
GIRSA CORPORATIVO, S.A. DE C.V.                 Chemical Sector               41,510,000      100.00          20,352         20,352
GIRSA INMOBILIARIA, S.A. DE C.V.                Chemical Sector              615,124,722      100.00         735,930        735,930
H2ORIZONTES, S.A. DE C.V.                       Chemical Sector                   50,000      100.00          -7,106         -7,106
INMOBILIARIA THIERS, S.A. DE C.V.               Chemical Sector                  905,000      100.00           9,692          9,692
QUIMIR, S.A. DE C.V.                            Chemical Sector                1,930,990      100.00          87,475         87,475
RESIRENE, S.A. DE C.V.                          Chemical Sector              236,058,979      100.00         171,958        171,958
TECNO INDUSTRIA RF, S.A. DE C.V.                Chemical Sector               10,675,000      100.00          65,214         65,214
REXCEL, S.A. DE C.V.                            Chemical Sector                1,001,000      100.00          92,873         92,873
DYNASOL ELASTOMEROS, S.A. (ESPANA)              Chemical Sector                        1       50.00         448,418        448,418
DYNASOL GESTION, S.A.                           Chemical Sector                        1       50.00           1,974          1,974
DYNASOL, L.L.C.                                 Chemical Sector                        1       50.00          11,427         11,427
INDUSTRIAS NEGROMEX, S.A. DE C.V.               Chemical Sector              410,044,842       99.99         612,132        612,132
PLASTIGLAS DE MEXICO, S.A. DE C.V.              Chemical Sector              200,778,213       95.00          96,587         96,587
PARATEC, S.A. de C.V.                           Chemical Sector                  264,849      100.00         165,132        165,132
PARATEC ELASTOMERS, L.L.C.                      Chemical Sector                        1      100.00          28,371         28,371
BIOQUIMEX                                       Chemical Sector              419,842,497      100.00         -28,787        -28,787
AEROPYCSA, S.A. DE C.V.                         Service Company              458,329,280         100         116,789        116,789
CORPORATIVO ARCOS, S.A. DE C.V.                 Service Company              260,525,000         100          56,919         56,919
DESC CORPORATIVO, S.A. DE C.V.                  Service Company              266,254,348         100         -25,240        (25,240)
BIG SOFT, S.A. DE C.V.                          Service Company                8,612,509         100           6,965          6,965
PACIFIC INTERNATIONAL AIRWAYS, S.A. DE C.V.     Service Company                  244,500         100           2,380          2,380
SERVICIOS CORPORATIVOS ARCOS, S.A.DE C.V.       Service Company                      450         100             494            494
OTHER SUBSIDIARIES (4)       (NO. OF SUBS.:)                                           1           0         -33,333        -33,333

Associates

1. Others                                                                                                 11,709,113     11,709,113
SERVICES                                                                1                          0          43,101         43,101


Other Permanent Investments                                                                                               3,660,090

Total                                                                                                                    15,412,304


                                  LOANBREAKDOWN
                              (THOUSANDS OF PESOS)


-----------------------------------------------------------------------------------------------------------------------------------
          CREDIT TYPE / INSTITUTION             AMORTIZATION DATE     RATE OF INTEREST                 DENOMINATED IN PESOS
                                                                                         ------------------------------------------

----------------------------------------------                                           ------------------------------------------
                    BANKS                                                                   UNTIL 1 YEAR           MORE THAN 1 YEAR
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          LT
-----------------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY
-----------------------------------------------------------------------------------------------------------------------------------

DEUTSCHE BANK                                             15-Oct-07              8.75000

IFC                                                       15-Feb-04                 3.31                   0
IFC                                                       15-Feb-06                 3.31                   0
IFC                                                       15-Sep-09                 4.93                   0
IFC                                                       15-Sep-09                10.35                   0
DEG                                                       28-Dec-06                 4.13                   0
BANAMEX-CITIBANK                                          27-Jan-04                 2.73                   0
BANAMEX-CITIBANK                                          28-Oct-03                 2.62                   0
BANAMEX-CITIBANK                                          27-Jan-04                 2.73                   0
CITIBANK                                                  24-Oct-03                 2.40                   0
CITIBANK                                                   3-Nov-03                 2.40                   0
CITIBANK                                                   1-Dec-03                 2.40                   0
CITIBANK                                                   9-Oct-03                 2.40                   0
CITIBANK                                                  27-Oct-03                 2.40                   0
CITIBANK NA (SIND)                                        12-Jun-05                 2.49                   0
DEUTSCHE BANK (SIND)                                      12-Jun-05                 2.49                   0
JP MORGAN CHASE BANK (SIND)                               12-Jun-05                 2.49                   0
COMERICA BANK (SIND)                                      12-Jun-05                 2.49                   0
EXPORT DEVELOPMENT CANADA (SIND)                          12-Jun-05                 2.49                   0
BBVA BANCOMER (SIND)                                      12-Jun-05                 2.49                   0
CREDIT LYONNAIS (SIND)                                    12-Jun-05                 2.49                   0
CREDIT SUISSE FIRST BOSTON (SIND)                         12-Jun-05                 2.49                   0
HSBC BANK (SINDICADO)                                     12-Jun-05                 2.49                   0
BAYERISCHE HYPO-UND VEREINSBANK (SIND)                    12-Jun-05                 2.49                   0
CITIBANK NA (SIND)                                        12-Jun-07                 2.74                   0
DEUTSCHE BANK (SIND)                                      12-Jun-07                 2.74                   0
JP MORGAN CHASE BANK (SIND)                               12-Jun-07                 2.74                   0
BANCOMEXT                                                 12-Jun-07                 2.74                   0
COMERICA BANK (SIND)                                      12-Jun-07                 2.74                   0
EXPORT DEVELOPMENT CANADA (SIND)                          12-Jun-07                 2.74                   0
TORONTO DOMINION (SIND)                                   12-Jun-07                 2.74                   0
BBVA BANCOMER (SIND)                                      12-Jun-07                 2.74                   0
BBVA BANCOMER (SIND)                                      26-Jun-07                 5.82              53,250              301,750
BANCO SANTANDER MEXICANO (SIND)                           26-Jun-07                 5.82              53,250              301,750
BANCO INVEX (SIND)                                        26-Jun-07                 5.82              30,000              170,000
COMERICA BANK MEXICO (SIND)                               26-Jun-07                 5.82              15,000               85,000
IXE BANCO (SIND)                                          26-Jun-07                 5.82               6,000               34,000
BANCO MERCANTIL DEL NORTE (SIND)                          26-Jun-07                 5.82              37,500              212,500
BANCO INBURSA                                             15-Dec-03                 7.42                   0
BANCO INBURSA                                             13-Nov-03                 7.42                   0
BANCO INBURSA                                             13-Nov-03                 7.42                   0
BANCO INBURSA                                              5-Dec-03                 7.42                   0
BANCO INBURSA                                             11-Dec-03                 7.42                   0
IXE BANCO                                                 24-Oct-03                 6.66                   0
BBVA BANCOMER                                             24-Oct-03                 3.25                   0
BANAMEX-CITIBANK                                          10-Nov-03                 2.68                   0
BANCO INBURSA                                             17-Oct-03                 4.61                   0
BANCO INBURSA                                             24-Oct-03                 4.61                   0
BANCO INBURSA                                             17-Oct-03                 7.42                   0
CITIBANK                                                  21-Oct-03                 2.40                   0
CITIBANK                                                   4-Nov-03                 2.40                   0
BANAMEX-CITIBANK                                          13-Nov-03                 8.06                   0
California Commerce B.                                     2-Oct-03                 2.13                   0
BANCO INBURSA                                              7-Oct-03                 7.42                   0
BANCO INBURSA                                             15-Aug-03                 7.42                   0
Varios Arrend.                                            31-Dec-10                 8.40                   0
BANCO SANTANDER MEXICANO                                  31-Jan-07                10.02               1,213                3,045
BANCO SANTANDER MEXICANO                                  31-Jan-07                10.02               2,043                5,102
BANCO SANTANDER MEXICANO                                  31-Jan-07                 7.80               1,038                2,413
BANAMEX-CITIBANK                                          16-May-08                 8.06                   0               11,160
CITIBANK                                                  24-Oct-03                 2.40                   0
CITIBANK                                                  31-Oct-03                 2.40                   0
CITIBANK                                                   4-Nov-03                 2.40                   0
CITIBANK                                                  12-Nov-03                 2.40                   0
CITIBANK                                                  17-Nov-03                 2.40                   0
CITIBANK                                                   3-Oct-03                 2.40                   0
CITIBANK                                                   6-Oct-03                 2.40                   0
CITIBANK                                                   8-Oct-03                 2.40                   0
CITIBANK                                                  13-Oct-03                 2.40                   0
CITIBANK                                                  14-Oct-03                 2.40                   0
BANAMEX-CITIBANK                                          12-Jan-04                 3.11                   0
COMERICA BANK                                             20-Mar-04                 2.18                   0
COMERICA BANK                                             21-Dec-03                 2.39                   0
BANAMEX-CITIBANK                                          10-Oct-03                 2.37                   0
COMERICA BANK                                             29-Oct-03                 2.61                   0
COMERICA BANK                                             28-Feb-04                 7.75                   0
BANCO NAL. COMERCIO EXTERIOR                               9-Feb-04                 2.64                   0
BBVA BANCOMER                                             10-Oct-03                 3.20                   0
BANCO NAL. COMERCIO EXTERIOR                               4-Feb-04                 2.66                   0
BANAMEX-CITIBANK                                          14-Oct-03                 2.60                   0
BANAMEX-CITIBANK                                          19-Nov-03                 2.63                   0
BANCO NAL. COMERCIO EXTERIOR                               1-Dec-03                 2.48                   0
BANCO NAL. COMERCIO EXTERIOR                               4-Mar-04                 2.67                   0
BANCO NAL. COMERCIO EXTERIOR                               4-Feb-04                 2.66                   0
BANCO NAL. COMERCIO EXTERIOR                              21-Jan-04                 2.58                   0
BBVA BANCOMER                                             10-Oct-03                 3.20                   0
BANAMEX-CITIBANK                                          19-Nov-03                 2.63                   0
BANAMEX-CITIBANK                                          10-Oct-03                 2.43                   0
BANCO NAL. COMERCIO EXTERIOR                              17-Nov-03                 2.46                   0
BANCO NAL. COMERCIO EXTERIOR                               4-Mar-04                 2.69                   0
CITIBANK                                                  15-Mar-04                 2.40                   0
CITIBANK                                                  15-Mar-04                 2.40                   0
COMERICA BANK                                             10-Oct-03                 2.50                   0
COMERICA BANK                                             17-Oct-03       250.00%                          0
COMERICA BANK                                              7-Nov-03       250.00%                          0
COMERICA BANK                                             21-Nov-03       250.00%                          0
COMERICA BANK                                             28-Nov-03       250.00%                          0
                                                                                                           0
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                                                          199,294            1,126,720
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
    LISTED IN THE MEXICAN STOCK EXCHANGE        AMORTIZATION DATE     RATE OF INTEREST                 DENOMINATED IN PESOS
                                                                                         ------------------------------------------

                                                                                         ------------------------------------------
                                                                                            UNTIL 1 YEAR           MORE THAN 1 YEAR
-----------------------------------------------------------------------------------------------------------------------------------

UNSECURED DEBT

UDIBONOS                                                 10/21/2006         9.00                                        1,067,891
UDIBONOS                                                  7/13/2007         8.20                                        1,175,235
                                              -------------------------------------------------------------------------------------
                                                                                                           0            2,243,126
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS                                                                                            900,160
-----------------------------------------------------------------------------------------------------------------------------------
OTHERS                                                                                                                          0
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                                                                      900,160
-----------------------------------------------------------------------------------------------------------------------------------
OTHERS                                                                                             1,455,759
-----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES AND OTHER CREDITS                                                        2,555,213            3,369,846
-----------------------------------------------------------------------------------------------------------------------------------


                             ** TABLE CONTINUED **


------------------------------------------------------------------------------------------------------------------------------------
            AMORTIZATION OF LOANS IN FOREIGN CURRENCY WITH NATIONAL ENTITIES (THOUSANDS OF $)
------------------------------------------------------------------------------------------------------------------------------------
            TIME INTERVAL
------------------------------------------------------------------------------------------------------------------------------------
                                        CURRENT YEAR    UNTIL 1 YEAR   UNTIL 2 YEARS    UNTIL 3 YEARS   UNTIL 4 YEARS  UNTIL 5 YEARS
------------------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY                                ST                             LP
------------------------------------------------------------------------------------------------------------------------------------

IFC                                                0
IFC                                                0
IFC                                                0
IFC                                                0
DEG                                                0
BANAMEX-CITIBANK                                   0
BANAMEX-CITIBANK                                   0
BANAMEX-CITIBANK                                   0
CITIBANK                                           0
CITIBANK                                           0
CITIBANK                                           0
CITIBANK                                           0
CITIBANK                                           0
CITIBANK NA (SIND)                                 0
DEUTSCHE BANK (SIND)                               0
JP MORGAN CHASE BANK (SIND)                        0
COMERICA BANK (SIND)                               0
EXPORT DEVELOPMENT CANADA (SIND)                   0
BBVA BANCOMER (SIND)                               0
CREDIT LYONNAIS (SIND)                             0
CREDIT SUISSE FIRST BOSTON (SIND)                  0
HSBC BANK (SINDICADO)                              0
BAYERISCHE HYPO-UND VEREINSBANK (SIND)             0
CITIBANK NA (SIND)                                 0
DEUTSCHE BANK (SIND)                               0
JP MORGAN CHASE BANK (SIND)                        0
BANCOMEXT                                          0
COMERICA BANK (SIND)                               0
EXPORT DEVELOPMENT CANADA (SIND)                   0
TORONTO DOMINION (SIND)                            0
BBVA BANCOMER (SIND)                               0
BBVA BANCOMER (SIND)                               0
BANCO SANTANDER MEXICANO (SIND)                    0
BANCO INVEX (SIND)                                 0
COMERICA BANK MEXICO (SIND)                        0
IXE BANCO (SIND)                                   0
BANCO MERCANTIL DEL NORTE (SIND)                   0
BANCO INBURSA                                240,398
BANCO INBURSA                                224,008
BANCO INBURSA                                 98,345
BANCO INBURSA                                 49,172
BANCO INBURSA                                 76,490
IXE BANCO                                     64,470
BBVA BANCOMER                                      0
BANAMEX-CITIBANK                                   0
BANCO INBURSA                                 54,636
BANCO INBURSA                                 43,709
BANCO INBURSA                                      0                                      546,360
CITIBANK                                           0
CITIBANK                                           0
BANAMEX-CITIBANK                                   0
California Commerce B.                             0
BANCO INBURSA                                113,643
BANCO INBURSA                                      0                 16,391
Varios Arrend.                                     0
BANCO SANTANDER MEXICANO                           0
BANCO SANTANDER MEXICANO                           0
BANCO SANTANDER MEXICANO                           0
BANAMEX-CITIBANK                                   0
CITIBANK                                           0
CITIBANK                                           0
CITIBANK                                           0
CITIBANK                                           0
CITIBANK                                           0
CITIBANK                                           0
CITIBANK                                           0
CITIBANK                                           0
CITIBANK                                           0
CITIBANK                                           0
BANAMEX-CITIBANK                                   0
COMERICA BANK                                      0
COMERICA BANK                                      0
BANAMEX-CITIBANK                                   0
COMERICA BANK                                      0
COMERICA BANK                                      0
BANCO NAL. COMERCIO EXTERIOR                       0                 49,172
BBVA BANCOMER                                      0
BANCO NAL. COMERCIO EXTERIOR                       0                 32,782
BANAMEX-CITIBANK                                   0
BANAMEX-CITIBANK                                   0
BANCO NAL. COMERCIO EXTERIOR                  16,801
BANCO NAL. COMERCIO EXTERIOR                       0                  7,376
BANCO NAL. COMERCIO EXTERIOR                       0                 78,676
BANCO NAL. COMERCIO EXTERIOR                       0                 21,854
BBVA BANCOMER                                      0
BANAMEX-CITIBANK                                   0
BANAMEX-CITIBANK                                   0
BANCO NAL. COMERCIO EXTERIOR                  56,821
BANCO NAL. COMERCIO EXTERIOR                       0                  9,698
CITIBANK                                           0
CITIBANK                                           0
COMERICA BANK                                      0
COMERICA BANK                                      0
COMERICA BANK                                      0
COMERICA BANK                                      0
COMERICA BANK                                      0
                                                   0
------------------------------------------------------------------------------------------------------------------------------------
                                            1,038,493                215,949               546,360                    0          0
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                     AMORTIZATION OF LOANS IN FOREIGN CURRENCY WITH NATIONAL ENTITIES (THOUSANDS OF $)
------------------------------------------------------------------------------------------------------------------------------------
            TIME INTERVAL
------------------------------------------------------------------------------------------------------------------------------------
            CURRENT YEAR            UNTIL 1 YEAR          UNTIL 2 YEARS        UNTIL 3 YEARS        UNTIL 4 YEARS     UNTIL 5 YEARS
------------------------------------------------------------------------------------------------------------------------------------





------------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK
EXCHANGE                  0                     0                     0                    0                    0
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
------------------------------------------------------------------------------------------------------------------------------------
OTHERS
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS
------------------------------------------------------------------------------------------------------------------------------------
OTHERS
------------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES AND
OTHER CREDITS      1,038,493                215,949               546,360                    0                    0
------------------------------------------------------------------------------------------------------------------------------------


                             ** TABLE CONTINUED **


------------------------------------------------------------------------------------------------------------------------------------
        AMORTIZATION OF LOANS IN FOREIGN CURRENCY WITH FOREING ENTITIES (THOUSANDS OF $)
------------------------------------------------------------------------------------------------------------------------------------
                                                    TIME INTERVAL
-----------------------------------------------------------------------------------------------------------------------------------
                                     CURRENT YEAR        UNTIL 1        UNTIL 2       UNTIL 3        UNTIL 4          UNTIL 5
                                                          YEAR          YEARS         YEARS           YEARS            YEARS
-----------------------------------------------------------------------------------------------------------------------------------
                                           ST                                   LP
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                            798,243

IFC                                          0            32,782
IFC                                          0            15,610          15,610           7,806
IFC                                          0            70,247          70,245          70,246            70,246           140,493
IFC                                          0            93,662          93,662          93,662            93,662           187,323
DEG                                      1,101             3,307           3,307           2,494                 0
BANAMEX-CITIBANK                             0            20,762               0               0                 0
BANAMEX-CITIBANK                        15,298                 0               0               0                 0
BANAMEX-CITIBANK                             0            35,513               0               0                 0
CITIBANK                                58,474                 0               0               0                 0
CITIBANK                                28,417                 0               0               0                 0
CITIBANK                                35,251                 0               0               0                 0
CITIBANK                                28,421                 0               0               0                 0
CITIBANK                                10,771                 0               0               0                 0
CITIBANK NA (SIND)                           0            40,978          81,954          40,978                 0
DEUTSCHE BANK (SIND)                         0            31,416          62,831          31,416                 0
JP MORGAN CHASE BANK (SIND)                  0            31,416          62,831          31,416                 0
COMERICA BANK (SIND)                         0            27,319          54,636          27,319                 0
EXPORT DEVELOPMENT CANADA (SIND)             0            18,221          36,442          18,221                 0
BBVA BANCOMER (SIND)                         0             6,830          13,659           6,830                 0
CREDIT LYONNAIS (SIND)                       0            27,319          54,636          27,319                 0
CREDIT SUISSE FIRST BOSTON (SIND)            0            27,319          54,636          27,319                 0
HSBC BANK (SINDICADO)                        0            27,319          54,636          27,319                 0
BAYERISCHE HYPO-UND VEREINSBANK (SIND)       0            27,319          54,636          27,319                 0
CITIBANK NA (SIND)                           0                 0               0         184,397           184,397           122,931
DEUTSCHE BANK (SIND)                         0                 0               0          96,296            96,296            64,197
JP MORGAN CHASE BANK (SIND)                  0                 0               0          96,296            96,296            64,197
BANCOMEXT                                    0                 0               0         122,931           122,931            81,954
COMERICA BANK (SIND)                         0                 0               0          81,954            81,954            54,636
EXPORT DEVELOPMENT CANADA (SIND)             0                 0               0          54,622            54,622            36,410
TORONTO DOMINION (SIND)                      0                 0               0          81,954            81,954            54,636
BBVA BANCOMER (SIND)                         0                 0               0          10,234            10,244             6,835
BBVA BANCOMER (SIND)                         0                 0               0               0                 0
BANCO SANTANDER MEXICANO (SIND)              0                 0               0               0                 0
BANCO INVEX (SIND)                           0                 0               0               0                 0
COMERICA BANK MEXICO (SIND)                  0                 0               0               0                 0
IXE BANCO (SIND)                             0                 0               0               0                 0
BANCO MERCANTIL DEL NORTE (SIND)             0                 0               0               0                 0
BANCO INBURSA                                0                 0               0               0                 0
BANCO INBURSA                                0                 0               0               0                 0
BANCO INBURSA                                0                 0               0               0                 0
BANCO INBURSA                                0                 0               0               0                 0
BANCO INBURSA                                0                 0               0               0                 0
IXE BANCO                                    0                 0               0               0                 0
BBVA BANCOMER                           218544                 0               0               0                 0
BANAMEX-CITIBANK                       100,530                 0               0               0                 0
BANCO INBURSA                                0                 0               0               0                 0
BANCO INBURSA                                0                 0               0               0                 0
BANCO INBURSA                                0                 0               0               0                 0
CITIBANK                                11,564                 0               0               0                 0
CITIBANK                                 4,135                 0               0               0                 0
BANAMEX-CITIBANK                        27,318                 0               0               0                 0
California Commerce B.                  98,345                 0               0               0                 0
BANCO INBURSA                                0                 0               0               0                 0
BANCO INBURSA                                0                 0               0               0                 0
Varios Arrend.                           1,669             1,887           4,196           6,327             6,972           32,814
BANCO SANTANDER MEXICANO                     0                 0               0               0                 0
BANCO SANTANDER MEXICANO                     0                 0               0               0                 0
BANCO SANTANDER MEXICANO                     0                 0               0               0                 0
BANAMEX-CITIBANK                             0                 0               0               0                 0
CITIBANK                                 4,117                 0               0               0                 0
CITIBANK                                 2,058                 0               0               0                 0
CITIBANK                                 2,919                 0               0               0                 0
CITIBANK                                 6,394                 0               0               0                 0
CITIBANK                                   715                 0               0               0                 0
CITIBANK                                 3,021                 0               0               0                 0
CITIBANK                                    10                 0               0               0                 0
CITIBANK                                 4,117                 0               0               0                 0
CITIBANK                                    62                 0               0               0                 0
CITIBANK                                   898                 0               0               0                 0
BANAMEX-CITIBANK                             0           152,981               0               0                 0
COMERICA BANK                                0             5,464               0               0                 0
COMERICA BANK                           65,563                 0               0               0                 0
BANAMEX-CITIBANK                       128,941                 0               0               0                 0
COMERICA BANK                           54,636                 0               0               0                 0
COMERICA BANK                              104                72               0               0                 0
BANCO NAL. COMERCIO EXTERIOR                 0                 0               0               0                 0
BBVA BANCOMER                          109,272                 0               0               0                 0
BANCO NAL. COMERCIO EXTERIOR                 0                 0               0               0                 0
BANAMEX-CITIBANK                        54,636                 0               0               0                 0
BANAMEX-CITIBANK                        14,752                 0               0               0                 0
BANCO NAL. COMERCIO EXTERIOR                 0                 0               0               0                 0
BANCO NAL. COMERCIO EXTERIOR                 0                 0               0               0                 0
BANCO NAL. COMERCIO EXTERIOR                 0                 0               0               0                 0
BANCO NAL. COMERCIO EXTERIOR                 0                 0               0               0                 0
BBVA BANCOMER                          109,272                 0               0               0                 0
BANAMEX-CITIBANK                        31,689                 0               0               0                 0
BANAMEX-CITIBANK                        54,636                 0               0               0                 0
BANCO NAL. COMERCIO EXTERIOR                 0                 0               0               0                 0
BANCO NAL. COMERCIO EXTERIOR                 0                 0               0               0                 0
CITIBANK                                     0            16,021               0               0                 0
CITIBANK                                     0             2,182               0               0                 0
COMERICA BANK                            9,041                 0               0               0                 0
COMERICA BANK                            7,475                 0               0               0                 0
COMERICA BANK                            9,259                 0               0               0                 0
COMERICA BANK                            4,019                 0               0               0                 0
COMERICA BANK                            3,616                 0               0               0                 0
                                             0                 0               0               0                 0


-----------------------------------------------------------------------------------------------------------------------------------
                                     1,321,060            715,946         717,917       1,174,675          899,574       1,644,669
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
        AMORTIZATION OF LOANS IN FOREIGN CURRENCY WITH FOREING ENTITIES (THOUSANDS OF $)
-----------------------------------------------------------------------------------------------------------------------------------
                                                    TIME INTERVAL
-----------------------------------------------------------------------------------------------------------------------------------
                      CURRENT YEAR         UNTIL 1 YEAR           UNTIL 2 YEARS      UNTIL 3 YEARS     UNTIL 4 YEARS   UNTIL 5 YEARS
-----------------------------------------------------------------------------------------------------------------------------------





-----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK
EXCHANGE                      0                   0                          0                    0                0             0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
OTHERS                                       974,091
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                              974,091
------------------------------------------------------------------------------------------------------------------------------------
OTHERS                                       190,164
------------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES AND
OTHER CREDITS          1,321,060            1,880,201                   717,917            1,174,675          899,574     1,644,669
-----------------------------------------------------------------------------------------------------------------------------------


STOCK EXCHANGE CODE:DESC               QUARTER:3                      YEAR: 2003

                                    ANNEX 6
                      MONETARY POSITION IN FOREIGN EXCHANGE
                              (Thousands of Pesos)


                                                DOLLARS (1)                       OTHER CURRENCIES           TOTAL
TRADE BALANCE                         THOUSANDS OF     THOUSANDS OF       THOUSANDS OF      THOUSANDS OF   THOUSANDS OF
                                        DOLLARS           PESOS             DOLLARS            PESOS          PESOS

TOTAL ASSETS                             333,793          3,647,423             0                  0         3,647,423
LIABILITIES POSITION                     863,799          9,438,904             0                  0         9,438,904
SHORT TERM LIABILITIES POSITION          407,763          4,455,708             0                  0         4,455,708
LONG TERM LIABILITIES POSITION           456,036          4,983,196             0                  0         4,983,196

NET BALANCE                             -530,006         -5,791,481             0                  0        -5,791,481



STOCK EXCHANGE CODE:DESC               QUARTER:3                      YEAR: 2003

                                     ANNEX 7

             INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
                              (Thousands of Pesos)

                                                                               (ASSET)
                                                                              LIABILITIES
MONTH                                  MONETARY ASSETS       MONETARY           MONETARY            MONTHLY         MONTHLY (PROFIT)
                                                             LIABILITIES        POSITION            INFLATION           AND LOSS
JANUARY                                  7,547,767           17,932,309        -10,384,542             0.4                41538
FEBRUARY                                 7,353,633           18,695,312        -11,341,679            0.28                31757
MARCH                                    6,550,172           17,713,494        -11,163,322            0.63                70329
APRIL                                    7,050,003           17,712,066        -10,662,063            0.17                18126
MAY                                      6,566,551           17,214,802        -10,648,251           -0.32               -34074
JUNE                                     6,347,401           16,913,474        -10,566,073            0.08                 8453
JULY                                     7,512,235           17,415,797         -9,903,562            0.14                13865
AUGUST                                   7,477,354           17,510,539        -10,033,185             0.3                30100
SEPTEMBER                                7,709,716           17,918,166        -10,208,450             0.6                61251
OCTOBER                                          0                    0                  0               0                    0
NOVEMBER                                         0                    0                  0               0                    0
DICEMBER                                         0                    0                  0               0                    0
ACTUALIZATION                                    0                    0                  0               0                    0
CAPITALIZATION                                   0                    0                  0               0              -52,281
FOREIGN CORP.                                    0                    0                  0               0                    0
OTHER                                            0                    0                  0               0                    0

TOTAL                                                                                                                   189,064



STOCK EXCHANGE CODE:DESC               QUARTER:3                      YEAR: 2003

             BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

                                     ANNEX 8

             FINANCIAL LIMITATIONS BASED ON ISSUANCES OR INSTRUMENTS

          -1 Interest Coverage.

The result obtained from dividing the sum of (i) the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters by (ii) consolidated financial expense during such period, shall not be less than 2.75 times.

          -2 Capitalization.

The result obtained from dividing, (i) total debt with cost minus cash plus fifty million dollars, by (ii) net assets plus total debt with cost minus cash plus fifty million dollars, shall not be greater than 0.50 times.

          -3 Leverage Ratio.

The result obtained from dividing (i) total debt with cost minus cash plus fifty million dollars, by (ii) the sum of the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters, shall not exceed 4.15 times.

                                              STATUS OF FINANCIAL COVENANTS

(1) Interest Coverage.                                     2.72

(2) Capitalization.                                        0.49

(3) Leverage Ratio.                                        5.48

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


       STOCK EXCHANGE CODE:DESC            QUATER:3                  YEAR: 2003


                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                    ANNEX 9


       -----------------------------------------------------------------------------------------------------------------------------

             PLANT                                                                                         PLANT
               OR                                    ECONOMIC                                             CAPACITY       UTILIZATION
             CENTER                                  ACTIVITY                                                 (1)            %
       -----------------------------------------------------------------------------------------------------------------------------
       EJES TRACTIVOS, S.A. DE C.V.               REAR AXLES                                                   320           63%
       PISTONES MORESA, S.A. DE C.V.              PISTONS (PIECES)                                          11,800           30%
       MORESTANA, S.A. DE C.V.                    TAPPETS (PIECES)                                          16,512           83%
       PISTONES MORESA, S.A. DE C.V.              PISTON PINS (PIECES)                                      23,500           45%
       ENGRANES CONICOS, S.A. DE C.V.             GEARS (SETS)                                                 850           76%
       PRODUCTOS ESTAMPADOS DE MEXICO, S.A.       PICK-UP BOXES (PIECES)                                       330           25%
       VELCON, S.A. DE C.V.                       CONSTANT VELOCITY JOINTS (PIECES)                          2,900           72%
       TRANSMISIONES TSP, S.A DE C.V.             TRANSMISSIONS (TRANS.)                                        71           23%
       TREMEC, S.A.  DE C.V.                      TRANSMISSIONS (TRANS.)                                       400           63%
       CARDANES, S.A. DE C.V.                     PROPELLER SHAFTS (PIECES) AND AXLES COMPONENTS               742           70%
       HAYES WHEELS CHIHUAHUA, S.A. DE C.V.       ALUMINUM WHEELS (PIECES)                                     650           46%
       HAYES WHEELS ACERO, S.A. DE C.V.           STEEL WHEELS (PIECES)                                      6,100           30%
       AUTOMETALES, S.A. DE .CV.                  IRON FOUNDRY (TONS.)                                          20           63%
       TF VICTOR, S.A. DE C.V.                    GASKETS, SEALS, MOTOR PARTS (PIECES)                      20,000           44%
       FORJAS SPICER, S.A. DE C.V.                PRECISION FORGES (TONS.)                                      54           46%
       COATZACOALCOS, VER.                        POLYSTYRENE (TONS)                                        75,000           91%
       XICOHTZINGO,TLAX.                          POLYSTYRENE (TONS)                                        65,000           55%
       ALTAMIRA, TAMPS. (Dynasol)                 SYNTHETIC RUBBER (TONS)                                   85,500           90%
       ALTAMIRA, TAMPS. (INSA)                    SYNTHETIC RUBBER (TONS)                                   96,000           83%
       ALTAMIRA, TAMPS. (PARATEC)                 SYNTHETIC RUBBER (TONS)                                   24,000           72%
       COATZACOALCOS, VER.                        PHOSPHATE (TONS)                                         100,000           100%
       TULTITLAN, EDO. MEX.                       PHOSPHATE (TONS)                                          85,000           60%
       LECHERIA, EDO. MEX.                        PHOSPHATE (TONS)                                          40,000           22%
       ALTAMIRA, TAMPS.                           CARBON BLACK (TONS)                                      120,000           92%
       COSOLEACAQUE, VER.                         METHYL METHACRYLATE (TONS)                                24,000           97%
       OCOYOACAC, EDO. MEX.                       ACRYLC SHEET (TONS)                                        7,855           86%
       SAN LUIS POTOSI. S.L.P.                    ACRYLC SHEET (TONS)                                        4,806           90%
       LERMA, EDO. MEX.                           MELAMINE LAMINATES (MLLS MM2)                                  5           83%
       ZITACUARO, MICH.                           PARTICLE BOARD (MLLS M3)                                     164           84%
       LECHERIA, EDO. MEX.                        ORTHOPHOSPHATE (TONS)                                    120,000           35%

       -----------------------------------------------------------------------------------------------------------------------------

       OBSERVACIONES:

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


       STOCK EXCHANGE CODE:DESC                   QUARTER:3            YEAR: 2003

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                     ANNEX 9
       -----------------------------------------------------------------------------------------------------------------------------

          PLANT                                                                                             PLANT
            OR                                    ECONOMIC                                                 CAPACITY    UTILIZATION
          CENTER                                  ACTIVITY                                                      (1)           %
       -----------------------------------------------------------------------------------------------------------------------------
       MERIDA                                     MILL (ton/month)                                              25,000       75%
       IRAPUATO                                   MILL (ton/month)                                              12,000       15%
       PENINSULA                                  HOG (thousands)                                                   35       100%
       MERIDA                                     SLAUGHTER HOUSE                                                  222       90%
       CANCUN                                     SLAUGHTER HOUSE                                                   27       61%
       PENJAMO                                    SLAUGHTER HOUSE                                                  111       70%
       IRAPUATO                                   SLAUGHTER HOUSE                                                  240        0%
       MOCHIS (SANTA ROSA)                        FRESH TOMATO PROCESSING (TONS/DAY IN 100 DAYS)                 3,000        8%
                                                  TOMATO PRODUCTS IN TETRABRIK CONTAINER (MILLION OF CASES)       6.19       82%
                                                  TOMATO PASTE (TONS IN 100 DAYS)                               44,500        0%
                                                  DEHYDRATED PRODUCTS ( TONS/YEAR IN 100 DAYS OF SEASON)           384        0%
       MOCHIS (LA CORONA)                         CANNED VEGETABLES  (TONS)                                     72,567       36%
                                                  CANNED VEGETABLES  (MILLIONS OF CASES)                          6.66       36%
       MAZATLAN                                   TUNA (thousands boxes)                                         2,500       44%
       ROSEMEAD, CALIFORNIA                       SALSA & CANNED  VEGETABLES (thousands lb)                    166,226       41%

       OAXACA                                     COFFEE (ton/month in turn)                                       212       50%
       -----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE:DESC                          QUARTER: 3          YEAR: 2003


                               MAIN RAW MATERIALS

                                    ANNEX 10


    ---------------------------------------------------------------------------------------------------
                                     MAIN
     DOMESTIC                      SUPPLIERS                             FOREIGN
                                                                            %
    ---------------------------------------------------------------------------------------------------
  1 LAMINATE                    HYLSA, S. A. DE C.V.                        STEEL
  2 STEEL                       INDUSTRIAS CH, S. A.                        STEEL
  3 ALUMINUM                    NACOBRE                                     LAMINATE
  4 COLOR PAINTS                P.P.G. INDUSTRIAS DE MEXICO, S.A. DE CV     STEEL
  5 LAMINATE                    AHMSA                                       AUTOMOTIVE PARTS
  6 COLOR PAINTS                DUPONT DE MEXICO                            FORGE
  7 RODAMIENTOS                 KOYO DE MEXICO                              LAMINATE
  8 RODAMIENTOS                 TIMKEM                                      ALUMINUM
  9 LAMINATE                    GENERAL MOTORS                              RODAMIENTOS
 10                                                                         FORGE
 11
 12
 13 STYRENE                     PEMEX                                       STYRENE
 14 BUTADIEN                                                                BUTADIEN
 15
 16 METHANOL                    PEMEX                                       METHANOL
 17 TOLUEN                      PEMEX
 18
 19 NATURAL GAS                 PEMEX
 20 PHOSPHORIC ACID MERCANTILE  ARHODIA MEXICANA
 21 PHOSPHORIC ACID (TECHNICAL) ARHODIA MEXICANA
 22                                                                         ACETOCYANOHIDRINE
 23
 24 FRESH JALAPENO              OWN PRODUCTION & FRESH MARKET ( VARIOUS )
 25 FRESH TOMATO                OWN PRODUCTION & FRESH MARKET ( VARIOUS )
 26 FRESH TOMATILLO             OWN PRODUCTION & FRESH MARKET ( VARIOUS )
 27 TETRABRIK COTETRAPAK
 28 METALLIC CAN                GRUPO ZAPATA
 29 METALLIC CAN                ZAPATA ENVASES
 30 CORN OIL                    ARANCIA CORN PRODUCTS
 31 SHIPPING CARTON             CELULOSA Y CORRUGADOS
 32 SHIPPING CARTON             EMPAQUE DE CARTON TITAN
 33                                                                          TOMATO PASTE
 34                                                        REYNOLD'S ITEMS
 35 VARIOUS
 36 METALLIC CAN                ENVASES DE SINALOA
 37 DIESEL                      PEMEX
 38                                                                         VEGETABLES
 39                                                                         VEGETABLES
 40                                                                         PACKAGING MATERIALS - GLASS
 41                                                                         PACKAGING MATERIALS - CANS
 42 HOG GENETIC                 PIC
                                                                                 GRAIN
-------------------------------------------------------------------------------------------------------


                             ** TABLE CONTINUED **


                                                                            CONSOLIDATED
------------------------------------------------------------------------------------------
                                     MAIN                        DOM.           COST
     DOMESTIC                      SUPPLIERS                    SUBST.        PRODUCTION
                                                                                 %
------------------------------------------------------------------------------------------

  1 LAMINATE                        MC STEEL                       NO
  2 STEEL                           MITSUBISHI                     YES
  3 ALUMINUM                        NISHO OWAI                     NO
  4 COLOR PAINTS
  5 LAMINATE                        DANA CO.                       NO
  6 COLOR PAINTS                    GSB FORJA                      NO
  7 RODAMIENTOS                     DAEWOO CORP.                   NO
  8 RODAMIENTOS                     REYNOLDS METAL                 YES
  9 LAMINATE                        THE TIMKEN CO.                 NO
 10                                 THYSSEN PRECISION FORGE        NO
 11
 12
 13 STYRENE                         STERLING, MITSUI
 14 BUTADIEN                        SHELL, POLIMERI EUROPA , BP CHEMICAL,
 15                                 EQUISTAR, SABIC, REPSOL QUIMICA
 16 METHANOL                        CELANESE, PETROCEL
 17 TOLUEN
 18
 19 NATURAL GAS
 20 PHOSPHORIC ACID MERCANTILE
 21 PHOSPHORIC ACID (TECHNICAL)
 22                                 BP CHEMICAL
 23
 24 FRESH JALAPENO
 25 FRESH TOMATO
 26 FRESH TOMATILLO
 27 TETRABRIK COTETRAPAK
 28 METALLIC CAN
 29 METALLIC CAN
 30 CORN OIL
 31 SHIPPING CARTON
 32 SHIPPING CARTON
 33                                 MORNING STAR                   OK
 34                                 REYNOLDS
 35 VARIOUS
 36 METALLIC CAN
 37 DIESEL
 38                                 RIO FARMS
 39                                 WOOLF ENTERPRISES
 40                                 OWENS BROCKWAY
 41                                 PECHINEYCPLASTIC
 42 HOG GENETIC
                                    CARGILL                        OK
------------------------------------------------------------------------------------------


STOCK EXCHANGE CODE:DESC            QUARTER: 3                       YEAR: 2003

                                    Annex 11

                          SALES DISTRIBUTION BY PRODUCT
                                 DOMESTIC SALES


------------------------------------------------------------------------------------------------------------------------------------
             MAIN PRODUCTS         TOTAL PRODUCTION           SALES                                                   MAIN
                                --------------------------------------------------------- MARKET SHARES (%)  -----------------------

                                        VOLUME      AMOUNT   VOLUME     AMOUNT                               TRADEMARKS   CUSTOMERS

------------------------------------------------------------------------------------------------------------------------------------
AUTOPARTS SECTOR                                                        1,891,566
CHEMICAL SECTOR                                                         3,671,419
FOOD SECTOR                                                             1,925,766
REAL ESTATE SECTOR                                                      1,764,111
COMPANIES OF OTHER SERVICES                                                48,643

TOTAL

------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                   9,301,505
------------------------------------------------------------------------------------------------------------------------------------

                         SALES DISTRIBUTION BY PRODUCT
                                  FOREIGN SALES


------------------------------------------------------------------------------------------------------------------------------------
             MAIN PRODUCTS         TOTAL PRODUCTION           SALES                                                  MAIN
                                ---------------------------------------------------------  MARKET SHARES (%)  ----------------------

                                        VOLUME      AMOUNT   VOLUME     AMOUNT                              TRADEMARKS    CUSTOMERS

------------------------------------------------------------------------------------------------------------------------------------

AUTOPARTS SECTOR                                                        3,846,582
CHEMICAL SECTOR                                                         2,249,053
FOOD SECTOR                                                               849,095



TOTAL

------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                   6,944,730
------------------------------------------------------------------------------------------------------------------------------------


 STOCK EXCHANGE CODE:DESC             QUARTER: 3                     YEAR: 2003

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

 -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   CAPITAL STOCK
     SERIES       NOMINAL         VALID                               NUMBER OF SHARES                         (THOUSANDS OF PESOS)
                  VALUE          COUPON       -------------------------------------------------------------------------------------
                                               PORTION             PORTION      MEXICAN       SUBSCRIPTION      FIXED      VARIABLE
 -----------------------------------------------------------------------------------------------------------------------------------
 A                0.01300          20         587,479,900                      587,479,900                        7,637
 -----------------------------------------------------------------------------------------------------------------------------------
 B                0.01300          20                         506,257,866      506,257,866                                    6,581
 -----------------------------------------------------------------------------------------------------------------------------------
 C                0.01300          20                         275,341,610                      275,341,610                    3,580
 -----------------------------------------------------------------------------------------------------------------------------------
 Total                                        587,479,900     781,599,476    1,093,737,766     275,341,610        7,637      10,161
 -----------------------------------------------------------------------------------------------------------------------------------



 TOTAL NUMBER OS SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON
 THE DATE THE INFORMATION IS SENT:
   1,369,079,376

 SHARES PROPORTION BY:
 CPO'S:
 UNITS:
 ADRS's:
 GDRS's:
 ADS's:
 GDS's:
                                     Repurchased own shares
                                               Market value of the share
     Series      Number of Shares          At repurchase          At Quarter
 ------------------------------------------------------------------------------

General Data of the Issuer:
---------------------------
Corporate Name:                            Desc, S.A. de C.V.
Address:                                   Paseo de los Tamarindos 400-B
City:                                      Bosques de las Lomas
Zip Code:                                  5120
State:                                     Mexico, D.F.
Telephone:                                 52-61-80-00
Fax:                                       52-61-80-98
E-Mail:                                    desc@mail.desc.com.mx
Internet Address                           www.desc.com.mx

Fiscal Data of the Issuer:
--------------------------
RFC of Company:                            DES9405182F1
Domicile:                                  Paseo de los Tamarindos 400-B
City:                                      Bosques de las Lomas
Zip Code:                                  5120
State:                                     Mexico, D.F.

Responsibility for Payments:
----------------------------
Name:                                      Lic. Alejandro de la Barreda Gomez
Address:                                   Paseo de los Tamarindos 400-B
City:                                      Bosques de las Lomas
Zip Code:                                  5120
State:                                     Mexico, D.F.
Telephone:                                 52-61-80-00
Fax:                                       52-61-80-98

Data with respect to officers:
------------------------------
Mexican Stock
Exchange equivalent:                       Chairman of the Board of Directors
Title at company:                          Chairman and Chief Executive Officer
Name:                                      Mr. Fernando Senderos Mestre
Address:                                   Paseo de los Tamarindos 400-B
City:                                      Bosques de las Lomas
Zip Code:                                  5120
State:                                     Mexico, D.F.
Telephone:                                 52-61-80-00
Fax:                                       52-61-80-98

Mexican Stock
Exchange equivalent:                       Chief Financial Officer
Title at company:                          Director of Finance
Name:                                      Lic. Arturo D'Acosta Ruiz
Address:                                   Paseo de los Tamarindos 400-B
City:                                      Bosques de las Lomas
Zip Code:                                  5120
State:                                     Mexico, D.F.
Telephone:                                 52-61-80-00
Fax:                                       52-61-80-98
E-Mail:                                    adacosta@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                       Officer in Charge of Sending
                                            Quarterly Financial Information
Title at company:                          Corporate Manager of Financial
                                            Information
Name:                                      Lic. Alejandro De La Barreda Gomez
Address:                                   Paseo de los Tamarindos 400-B
City:                                      Bosques de las Lomas
Zip Code:                                  5120
State:                                     Mexico, D.F.
Telephone:                                 52-61-80-00
Fax:                                       52-61-80-98
E-Mail:                                    abarredag@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                       Alternate Officer in Charge of
                                            Sending Quarterly Financial
                                            Information
Title at company:                          Corporate Comptroller
Name:                                      Lic. Salvador Icazbalceta Ocampo
Address:                                   Paseo de los Tamarindos 400-B
City:                                      Bosques de las Lomas
Zip Code:                                  5120
State:                                     Mexico, D.F.
Telephone:                                 52-61-80-00
Fax:                                       52-61-80-96
E-Mail:                                    sicazbalceta@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                       Officer Responsible for Legal Affairs
Title at company:                          General Counsel
Name:                                      Lic. Ramon Estrada Rivera
Address:                                   Paseo de los Tamarindos 400-B
City:                                      Bosques de las Lomas
Zip Code:                                  5120
State:                                     Mexico, D.F.
Telephone:                                 52-61-80-00
Fax:                                       52-61-80-97
E-Mail:                                    restrada@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                 Secretary of the Board of Directors
Title at company:                    Secretary of the Board of Directors
Name:                                C.P. Ernesto Vega Velasco
Address:                             Bosque de Ciruelos No. 130 Room 1203
City:                                Bosques de las Lomas
Zip Code:                            11700
State:                               Mexico, D.F.
Telephone:                           52-61-80-00
Fax:                                 52-61-80-60
E-Mail:                              evega@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                 Officer in Charge of Providing Information
                                      to Investors
Title at company:                    Corporate Manager of Financial Information
Name:                                Lic.  Alejandro De La Barreda Gomez
Address:                             Paseo de los Tamarindos 400-B
City:                                Bosques de las Lomas
Zip Code:                            5120
State:                               Mexico, D.F.
Telephone:                           52-61-80-00
Fax:                                 52-61-80-97
E-Mail:                              abarredag@mail.desc.com.mx


Mexican Stock
Exchange equivalent:                 Officer Authorized to Send Information
                                       via Emisnet
Title at company:                    Chief Financial Officer
Name:                                Lic. Arturo D'Acosta Ruiz
Address:                             Paseo de los Tamarindos 400-B
City:                                Bosques de las Lomas
Zip Code:                            5120
State:                               Mexico, D.F.
Telephone:                           52-61-80-00
Fax:                                 52-61-80-98
E-Mail:                              adascosta@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                 Officer Authorized to Send Relevant
                                      Events via Emisnet
Title at company:                    Secretary of the Board of Directors
Name:                                C.P. Ernesto Vega Velasco
Address:                             Bosque de Ciruelos No. 130 Room 1203
City:                                Bosques de las Lomas
Zip Code:                            11700
State:                               Mexico, D.F.
Telephone:                           52-61-80-00
Fax:                                 52-61-80-60
E-Mail:                              evega@mail.desc.com.mx

                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                Desc, S.A. de C.V.
                                                --------------------------------
                                                     (Registrant)



Date:    October 24, 2003                   By  /s/ Arturo D'Acosta Ruiz
                                                --------------------------------
                                                      (Signature)


                                            Name:   Arturo D'Acosta Ruiz
                                            Title:  Chief Financial Officer